


**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**


DEC 10 2007

**Form CB**

**TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM**

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☒

Securities Act Rule 802 (Exchange Offer) ☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

**Paladin Limited**
*(Name of Subject Company)*

**Not applicable**
*(Translation of Subject Company's Name into English (if applicable))*

**Bermuda**
*(Jurisdiction of Subject Company's Incorporation or Organization)*



**Paladin Limited**
*(Name of Person(s) Furnishing Form)*

**Convertible Redeemable Preference Shares**
*(Title of Class of Subject Securities)*

**Not applicable**
*(CUSIP Number of Class of Securities (if applicable))*

**Gerard S. DiFiore, Esq.**
**Reed Smith LLP**
**599 Lexington Avenue**
**New York, NY 10022**
**Telephone: (212) 549-0396**
*(Name, Address (including zip code), and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)*

December 7, 2007
*(Date Tender Offer/Rights Offering Commenced)*

## PART I—INFORMATION SENT TO SECURITY HOLDERS

**Item 1.** ***Home Jurisdiction Documents***

(a) Open Offer Prospectus of Paladin Limited published in English in Hong Kong on December 7, 2007 (attached hereto as Exhibit A).

(b) Not applicable.

**Item 2.** ***Informational Legends***

Information legends pursuant to Rue 801(b) under the Securities Act of 1933, as amended, are included in the documents attached pursuant to Item 1 of this form.

## PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

## PART III—CONSENT TO SERVICE OF PROCESS

(1) Paladin Limited is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

(2) Not applicable.

## PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

**Paladin Limited**

By: 
Name: Law Fong
Title: Director

Date: 14th November, 2007

**EXHIBIT INDEX**

| EXHIBIT | DESCRIPTION |
| --- | --- |
| A | Open Offer Prospectus of Paladin Limited published in English in Hong Kong on December 7, 2007 (attached hereto as Exhibit A). |

## THIS PROSPECTUS IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

**If you are in any doubt as to any of the contents of this prospectus, you should obtain independent professional advice.**

**If you have sold or transferred all your shares in Paladin Limited ("Paladin"), you should at once hand this prospectus to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.**

A copy of this prospectus, together with the documents specified in the paragraph headed "Documents registered by the Registrar of Companies in Hong Kong and filed with the Registrar of Companies in Bermuda" in Appendix II to this prospectus have been registered with the Registrar of Companies in Hong Kong pursuant to Section 342C of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). A copy of this prospectus, has been filed with the Registrar of Companies in Bermuda pursuant to the Companies Act 1981 of Bermuda. The Registrar of Companies in Hong Kong, the Securities and Futures Commission in Hong Kong and the Registrar of Companies in Bermuda take no responsibility as to the contents of these documents.

Dealings in the shares in Paladin may be settled through the Central Clearing and Settlement System ("CCASS") and you should consult your licensed securities dealer, bank manager, solicitor, professional adviser for details of those settlement arrangements and how such arrangements may affect your rights and interests.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Hong Kong Securities Clearing Company Limited ("HKSCC") take no responsibility for the contents of this prospectus, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus.

Subject to the granting of the listing of, and permission to deal in, the convertible redeemable preference shares to be issued as mentioned in this prospectus on the Stock Exchange, the convertible redeemable preference shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the convertible redeemable preference shares on the Stock Exchange or such other date as may be determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

*This prospectus constitutes an offering of securities only in those jurisdictions where they may be lawfully offered for sale, and therein only by persons permitted to offer and sell such securities. These securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws in the United States and will not be offered or sold within the United States or to, or for the account or benefit of, "U.S. persons" (as that term is defined in Regulation S of the US Securities Act), except in accordance with the exemption from such registration provided by Rule 801 of the US Securities Act, in accordance with another exemption from the registration requirements of the US Securities Act.*

NOTICE TO U.S. PERSONS
THIS RIGHTS OFFERING IS MADE FOR THE SECURITIES OF A FOREIGN COMPANY. THE OFFER IS SUBJECT TO THE DISCLOSURE REQUIREMENTS OF A FOREIGN COUNTRY THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES. FINANCIAL STATEMENTS INCLUDED IN THE DOCUMENT, IF ANY, HAVE BEEN PREPARED IN ACCORDANCE WITH FOREIGN ACCOUNTING STANDARDS THAT MAY NOT BE COMPARABLE TO THE FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS AND ANY CLAIM YOU MAY HAVE ARISING UNDER THE FEDERAL SECURITIES LAWS, SINCE THE ISSUER IS LOCATED IN A FOREIGN COUNTRY, AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A FOREIGN COUNTRY. YOU MAY NOT BE ABLE TO SUE THE FOREIGN COMPANY OR ITS OFFICERS OR DIRECTORS IN A FOREIGN COURT FOR VIOLATIONS OF THE U.S. SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A FOREIGN COMPANY AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A U.S. COURT'S JUDGMENT.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

# PALADIN LIMITED

*(incorporated in Bermuda with limited liability)*
(Stock Code: 495 and 642 (Preference Shares))

## OPEN OFFER OF CONVERTIBLE REDEEMABLE PREFERENCE SHARES OF HK$0.01 EACH IN THE PROPORTION OF ONE CONVERTIBLE REDEEMABLE PREFERENCE SHARE FOR EVERY TWO ORDINARY SHARES AND FOR EVERY TWO CONVERTIBLE REDEEMABLE PREFERENCE SHARES HELD ON THE RECORD DATE AT HK$0.50 PER CONVERTIBLE REDEEMABLE PREFERENCE SHARE

The latest time for application and payment for the convertible redeemable preference shares to be issued as mentioned in this prospectus is 4:00 p.m. on 31 December, 2007. The procedures for application are set out on page 14 of this prospectus.

Shareholders should note that the underwriting agreement contains provisions entitling the underwriter to terminate its obligations thereunder if at any time prior to 4:00 p.m. on 3 January, 2008 if there occurs, amongst other things (i) an introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof); or (ii) any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date hereof) of a political, military, financial, economic or currency (including a change in the system under which the value of the Hong Kong currency is linked to the currency of the United States of America) or other nature (whether or not such are of the same nature as any of the foregoing) or of the nature of any local, national or international outbreak or escalation of hostilities or armed conflict, or affecting local securities market; or (iii) any act of God, war, riot, public disorder, civil commotion, fire, flood, explosion, epidemic, terrorism, strike or lock-out; or (iv) any material adverse change in the financial or trading position of the Paladin group as a whole, and in the reasonable opinion of Goldenfield Equities Limited as the underwriter, such change would have a material and adverse effect on the business, financial or trading position or prospects of Paladin Limited and its subsidiaries as a whole then in any such case the underwriter may in its absolute discretion by notice in writing to Paladin Limited at any time prior to 4:00 p.m. on 3 January, 2008 terminate the underwriting agreement and thereupon all obligations of the underwriter thereunder shall cease and terminate and no party shall have any claim against any other party in respect of any matter or thing arising out of or in connection with the underwriting agreement except for, inter alia, the payment by Paladin Limited of any fees incidental to the open offer.

It should be noted that the shares in Paladin Limited have been dealt in on an ex-entitlement basis as from Thursday, 27 September, 2007 and that dealings in such shares will take place whilst the conditions to which the open offer is subject remain unfulfilled. Any shareholder or other person dealing in the shares in Paladin Limited up to the date on which all conditions to which the open offer is subject are fulfilled or the date when the right of the underwriter to terminate its obligations under the underwriting agreement expires (which is expected to be 4:00 p.m. on 3 January, 2008) will accordingly bear the risk that the open offer may not become unconditional or may not proceed. Any shareholder or other person contemplating buying or selling shares during such period who is in any doubt about his or her position is advised to consult his or her professional adviser.

7 December, 2007

# CONTENTS

# CORPORATE INFORMATION

**Principal banker**

Wing Lung Bank Limited
45 Des Voeux Road Central
Hong Kong

**Company secretary and qualified accountant**

Mr. Chan Chi Ho (FCCA, CPA)
Flat 4, 32/F, Block C,
Pearl City Mansion,
22 Paterson Street,
Causeway Bay, Hong Kong

**Authorised representatives**

Mr. Chan Chi Ho
Mr. Law Fong

**Legal Adviser as to Hong Kong law**

Richards Butler
20th Floor, Alexandra House
16-20 Chater Road,
Central, Hong Kong

**Legal Adviser as to Bermuda law**

Conyers Dill & Pearman
2901, One Exchange Square
8 Connaught Place
Central, Hong Kong

**Auditor**

Deloitte Touche Tohmatsu
*Certified Public Accountants*
35th Floor, One Pacific Place
88 Queensway
Hong Kong

**Principal registrar**

Reid Management Limited
Argyle House
41A Cedar Avenue
Hamilton HM12
Bermuda

## CORPORATE INFORMATION

**Branch registrar and transfer agent in Hong Kong**

Computershare Hong Kong Investor Services Limited
Shops 1712-16, 17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

**Principal office**

45th Floor, Office Tower
Convention Plaza
1 Harbour Road
Wanchai
Hong Kong

**Registered office**

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

# EXPECTED TIMETABLE

|  |  |
|---|---|
| Record date | 4 October, 2007 |
| Publication of results of SGM and Class Meeting | 4 October, 2007 |
| Despatch of open offer prospectus, forms of application and excess application forms | 7 December, 2007 |
| Latest time for application and payment for the Preference Shares and for application for excess Preference Shares | 4:00 p.m. on 31 December, 2007 |
| Latest time for the underwriting agreement to become unconditional | 4:00 p.m. on 3 January, 2008 |
| Announcement of results of the open offer | 7 January, 2008 |
| Certificates for the Preference Shares to be despatched on or before | 9 January, 2008 |
| Refund cheques in respect of wholly or partially unsuccessful applications for excess Preference Shares to be despatched on or before | 9 January, 2008 |
| Dealings in new Preference Shares to be issued under the open offer on the Stock Exchange to commence on | 11 January, 2008 |

Dates or deadlines specified in this prospectus for events in the timetable for, or otherwise in relation to, the open offer are indicative only. Any changes to the expected timetable will be published by way of public announcement.

**Effect of bad weather on the latest time for acceptance of and payment for the Preference Shares**

The latest time for application and payment for the Preference Shares will change if there is:

- a tropical cyclone warning signal number 8 or above, or
- a "black" rainstorm warning

in force in Hong Kong at any local time before 12:00 noon and no longer in force after 12:00 noon on 31 December, 2007. Instead the latest time of application and payment for the Preference Shares will be extended to 5:00 p.m. on the same business day; or in force in Hong Kong at any local time between 12:00 noon and 4:00 p.m. on 31 December, 2007. Instead the latest time of application and payment for the convertible redeemable preference shares will be rescheduled to 4:00 p.m. on the following business day which does not have either of those warnings in force at any time between 9:00 a.m. and 4:00 p.m.

If the latest time for application and payment for the Preference Shares does not take place on 31 December, 2007, the dates mentioned in the expected timetable above may be affected. An announcement will be made by Paladin in such event.

*In this prospectus, unless the context otherwise requires, the following terms shall have the meanings set out below:*

| | |
|---|---|
| "application forms" | the white application form for holders of Shares and yellow application form for holders of Preference Shares |
| "associate(s)" | has the meaning ascribed to the term under the Listing Rules |
| "Bye-laws" | the Bye-laws of the Company as amended from time to time |
| "CCASS" | the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited |
| "Class Meeting" | a special general meeting of holders of Preference Shares as a class held on 4 October, 2007 |
| "directors" | directors of Paladin |
| "excess application forms" | the white excess application form for holders of Shares and yellow excess application form for holders of Preference Shares |
| "Five Star Investments Limited" | Five Star Investments Limited, a company incorporated in the British Virgin Islands with limited liability |
| "Group" or "Paladin group" | Paladin and its subsidiaries |
| "HK$" | Hong Kong dollar(s), the lawful currency of Hong Kong |
| "Hong Kong" | the Hong Kong Special Administrative Region of the PRC |
| "Latest Practicable Date" | 3 December, 2007, being the latest practicable date prior to the printing of this prospectus for the purpose of ascertaining certain information contained in it |
| "Listing Rules" | The Rules Governing the Listing of Securities on the Stock Exchange |
| "Mr. Andrew Oung" | Mr. Oung Da Ming, the brother of Ms. Lilian Oung, a member of the Oung family |
| "open offer" | the issue of Preference Shares described herein on the basis of an assured allotment of one Preference Share for every two Shares and every two Preference Shares held by the qualifying shareholders on the record date |

| | |
|---|---|
| "Optolink" | LLC RPC Optolink, a company incorporated in Russia |
| "Oung family" | Ms. Lilian Oung, Madam Oung Chin Liang Fung (mother of Ms. Lilian Oung), Mr. Andrew Oung (brother of Ms. Lilian Oung), Mr. Chen Te Kuang, Mike (son of Ms. Lilian Oung), Mr. Oung Shih Hua, James (nephew of Ms. Lilian Oung) and Mr. Oung I Ming (brother of Ms. Lilian Oung) |
| "Paladin" or the "Company" | Paladin Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange |
| "Peak Road project" | the property redevelopment project located at Nos. 8, 10 and 12 Peak Road, Hong Kong |
| "PRC" | The People's Republic of China, excluding for the purposes of this document Hong Kong |
| "Preference Shares" | the convertible redeemable preference shares of Paladin |
| "qualifying shareholders" | holders of Shares and, or Preference Shares in Paladin other than those shareholder(s) of Paladin whose name(s) appear(s), on the register of members of Paladin on the record date and whose registered address(es) on that date is, or are in (a) place(s) outside Hong Kong and whom the directors, after making relevant enquiries as required under Rule 13.36(2)(a) of the Listing Rules, consider their exclusion from the open offer to be necessary or expedient on account either of the legal restrictions under the relevant laws or the requirements of the relevant regulatory body or stock exchange |
| "record date" | 4 October, 2007, being the date by reference to which entitlements under the open offer will be determined |
| "Sensors Integration Technology" | Sensors Integration Technology Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of Paladin |
| "S.I.T. Share" | an ordinary share of HK$0.25 in the capital of Sensors Integration Technology |
| "SFO" | the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) |
| "SGM" | a special general meeting of the shareholders of Paladin held on 4 October, 2007 |

| | |
|---|---|
| "Share(s)" | the ordinary shares of Paladin of HK$0.01 each |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "underwriting agreement" | the agreement dated 4 September, 2007 entered into between Paladin and Goldenfield Equities Limited relating to the underwriting arrangement in respect of the possible open offer, as supplemented by (i) a supplemental agreement dated 22 September, 2007; (ii) a second supplemental agreement dated 25 October, 2007, and (iii) a third supplemental agreement dated 3 December 2007 |
| "US$" | United States dollars, the lawful currency of the United States of America |

# PALADIN LIMITED

*(Incorporated in Bermuda with limited liability)*
(Stock codes: 495 and 642 (Preference Shares))

*Directors:*
Mr. Law Fong *(Chairman)*
Mr. Chen Te Kuang Mike
Mr. Oung Shih Hua, James*
Mr. Zhu Pei Qing*
Ms. LU Ti Fen*
Mr. Kwok Wai Chi*

* *Non-Executive Director*
* *Independent Non-Executive Directors*

*Registered office:*
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

*Head office and principal place of business:*
45th Floor, Office Tower
Convention Plaza
1 Harbour Road
Wan Chai
Hong Kong

7 December, 2007

*To the shareholders of Paladin*

Dear Sir or Madam,

**Issue of convertible redeemable preference shares in Paladin by way of an open offer**

## INTRODUCTION

Reference is made to the announcements of Paladin dated 4 and 13 September, 2007 and its circular dated 14 September, 2007. Paladin proposes to raise approximately HK$198 million, before expenses, by way of an open offer of 396,203,711 Preference Shares at the subscription price of HK$0.50 per Preference Share in the proportion of one new Preference Share for every two Shares and for every two Preference Shares held on the record date.

The SGM and Class Meeting were held on 4 October, 2007, with the SGM then being adjourned to and resumed on 17 October, 2007. The resolutions approving the open offer were passed by the shareholders of Paladin at the SGM and at the Class Meeting.

The purpose of this prospectus is to provide you with further information regarding the open offer, including information on dealings in and applications for the Preference Shares, and certain financial and other information in respect of the Paladin group.

## THE OPEN OFFER

On 4 September, 2007, Paladin announced the open offer to raise funds to finance the proposed development of a manufacturing factory at Wuhan East Lake High Technology Development Zone and future expansion of Sensors Integration Technology in high risk investments. The terms of the open offer are summarised below:

| | | |
|---|---|---|
| Basis of the open offer | – | an assured allotment of one Preference Share for every two Shares and of one Preference Share for every two Preference Shares held on the record date |
| Existing issued share capital of Paladin | – | 532,643,992 Shares and 259,763,430 Preference Shares as at the record date |
| Maximum number of Preference Shares to be issued under the open offer: | – | 396,203,711 Preference Shares, representing approximately 152.5% of the total existing issued Preference Shares and approximately 60.4% of the enlarged issued Preference Shares |
| Subscription price for each Preference Share | – | HK$0.50 payable in cash per Preference Share |

### Terms of the Preference Shares

The major terms of the Preference Shares are summarised below:

| | |
|---|---|
| Cumulative dividend: | The right to receive a dividend per Preference Share based on the dividend or any other distribution per ordinary share of Sensors Integration Technology Limited, if any, declared and paid by Sensors Integration Technology Limited |
| Redemption date: | 31 December, 2016 |
| Conversion rights: | At any time during the period between the date of allotment and issue of the relevant Preference Shares and 31 December, 2016, holders of the Preference Shares are entitled to convert their Preference Shares without the payment of any additional consideration therefor, into fully-paid Shares at a conversion price of HK$0.25 per Preference Share, subject to adjustment provisions as set out in the Bye-laws. |
| Conversion ratio of the Preference Shares: | The number of Shares to which a Preference Shareholder shall be entitled upon conversion of his Preference Shares shall be the number obtained by multiplying the |

| | |
|---|---|
| | number of Preference Shares being converted by HK$0.25 and dividing the resulting number by the then conversion price. Based on the current conversion price of HK$0.25, one Share will be issued upon conversion of each Preference Share (subject to adjustment provisions which are standard for convertible securities of similar type). |
| Priority: | The holders of Preference Shares will have the right to receive in priority to any other class of shares in the capital of the Company from time to time in issue (including the Shares) out of the funds of the Company available for distribution and resolved to be distributed a preferential dividend per Preference Share of a portion of the dividend on S.I.T. Shares from time to time received by the Company. |
| Further issues: | No shares that are not Preference Shares ranking pari passu with or in priority to the Preference Shares shall be issued |
| Ranking of the Preference Shares: | The Preference Shares shall rank in preference to:<br>(a) any and all other classes of preference equity securities of Paladin currently in issue or to be created in the future in the capital of Paladin;<br>(b) any and all other classes of ordinary equity securities of Paladin currently in issue or to be created in the future in the capital of Paladin. |

Details of other terms of the Preference Shares are contained in the circular of Paladin dated 8 June, 2007.

The Preference Shares to be issued under the open offer will rank pari passu in all respects with the Preference Shares now in issue.

## IRREVOCABLE UNDERTAKINGS BY THE OUNG FAMILY

Each of Five Star Investments Limited, Mr. Chen Te Kuang, Mike, Goldenfield Equities Limited and Oung Shih Hua, James has irrevocably undertaken to Paladin to subscribe for their entitlements under the open offer in full (equivalent to a total of 223,428,270 Preference Shares) and that they will not sell any shares in Paladin until the close of business on the record date.

**Qualifying shareholders**

As at the Record Date, Paladin had a total number of 5,724 shareholders of Ordinary Shares and 291 shareholders of Preference Shares, of which 132 are excluded shareholders and 5,883 are qualifying shareholders, representing 2.19% and 97.81% of the total number of shareholders of Paladin respectively.

The open offer is only available to the qualifying shareholders. Paladin is sending this prospectus, the application forms and excess application forms to the qualifying shareholders of Paladin only.

Having reviewed the register of members as at the record date, Paladin noted that 4,896 ordinary shareholders and 11 preference shareholders have registered addresses located in Australia, Canada, the Cook Islands, the Czech Republic, Fiji, the United Kingdom, India, Ireland, Macau, Malaysia, the Netherlands, New Zealand, Papua New Guinea, Thailand, Singapore, the United States of America, the British Virgin Islands and Vietnam. Paladin has made enquiries with its legal advisers regarding the feasibility of extending the open offer to overseas shareholders. Based on the legal opinions obtained, the directors have determined that (i) it is inexpedient for the open offer to be offered to the excluded shareholders whose addresses are located in Australia, Canada, and the State of California in the United States of America, and (ii) that it is expedient for the open offer to be offered to the qualifying shareholders in the Cook Islands, the Czech Republic, Fiji, the United Kingdom, India, Ireland, Macau, Malaysia, Netherlands, New Zealand, Papua New Guinea, Thailand, Singapore, the British Virgin Islands, Vietnam and the states of Colorado, Georgia, New York and Texas in the United States of America. Accordingly, the open offer is not being extended to the excluded shareholders with registered addresses in Australia, Canada, and the State of California in the United States of America. Paladin is sending this open offer prospectus to them for their information only but will not send application forms and excess application forms to them. On the other hand, the open offer will be extended to the qualifying shareholders with registered addresses in the Cook Islands, the Czech Republic, Fiji, the United Kingdom, India, Ireland, Macau, Malaysia, Netherlands, New Zealand, Papua New Guinea, Thailand, Singapore, the British Virgin Islands and Vietnam and the states of Colorado, Georgia, New York and Texas of the United States of America.

Based on the legal opinions obtained from the overseas legal advisers of Paladin, the directors have determined that it is inexpedient and not necessary for the open offer to be extended to the excluded shareholders for, inter alia, the following reasons (as the case maybe):

(i) this prospectus had to be approved by or registered with the relevant authorities before the open offer can be extended to shareholders residing in such jurisdiction which would have involved additional costs and time that would be overly burdensome on the Company; or

(ii) there are exemptions which apply to the shareholders in certain jurisdictions that exempt this prospectus from registration with the relevant authorities. The exemptions, however, are not available to some shareholders or the shareholders in such jurisdictions without complying with regulations in such jurisdictions. The directors are of the opinion that they are unable to ensure whether all shareholders are in compliance with the rules and regulations in respect of that exemption.

This prospectus, the application forms and the excess application forms will not be registered or filed under the applicable securities legislation of any jurisdiction other than Hong Kong, Malaysia and Bermuda.

**Payment**

The subscription price of HK$0.50 per Preference Share is payable in cash when a qualifying shareholder applies for Preference Shares.

**No trading in nil-paid allotments**

Under the open offer, there will not be trading in nil-paid assured allotments of Preference Shares. Any Preference Shares not taken up by the qualifying shareholders will be taken up by the underwriter pursuant to the underwriting agreement at the subscription price. As a result, the shareholding interest of those qualifying shareholders not applying for their assured allotments of Preference Shares will be diluted.

**UNDERWRITING ARRANGEMENTS**

**Underwriting agreement, as supplemented by (i) a supplemental agreement date 22 September, 2007; (ii) a second supplement agreement dated 25 October 2007; and (iii) a third supplemental agreement dated 3 December, 2007**

| | | |
|---|---|---|
| Date | : | 4 September, 2007, 22 September, 2007, 25 October 2007 and 3 December, 2007 |
| Underwriter | : | Goldenfield Equities Limited, in which each of Ms. Lilian Oung, Mr. Chen Te Kuang, Mike and Mr. Oung Shih Hua, James has beneficial interests representing 40%, 40% and 20% respectively. Ms. Lilian Oung, Mr. Chen Te Kuang, Mike and Mr. Oung Shih Hua, James are members of the Oung family. |
| Number of Preference Shares underwritten | : | a maximum of 172,775,441 Preference Shares |
| Commission | : | A commission of 2.0% of the amount underwritten will be charged by Goldenfield Equities Limited. The underwriting commission is determined with reference to market practice. The directors (including the independent non executive directors) consider the underwriting commission to be in line with the market rate. All the legal costs incurred in the preparation of the underwriting agreement will be borne by Paladin. |

The ordinary course of business of Goldenfield Equities Limited does not include underwriting of securities.

As Goldenfield Equities Limited is an associate of the Oung family and is a connected person of Paladin in terms of the Listing Rules, the underwriting of the open offer by Goldenfield Equities Limited constitutes a connected transaction that is exempted from the reporting, announcement and independent shareholders' approval requirements under Rule 14A.31(3)(c)of the Listing Rules.

**Conditions of the underwriting agreement**

The underwriting agreement is conditional upon, amongst other things, fulfilment of the following:

(i) the delivery to the Stock Exchange and registration by the Registrar of Companies in Hong Kong respectively (on or prior to the date of despatch of the open offer prospectus) of the open offer prospectus and the delivery to and filing with the Registrar of Companies in Bermuda of the open offer prospectus;

(ii) the posting of this prospectus to the shareholders;

(iii) Paladin shall extend the open offer and offer Preference Shares to the qualifying shareholders at the subscription price of HK$0.50 per share by posting the open offer prospectus;

(iv) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in the Preference Shares to be issued under the open offer either unconditionally or subject to such conditions which Paladin accepts and the satisfaction of such conditions (if any and where relevant) by no later than the dates specified in such approval and not having withdrawn or revoked such listings and permission on or before the Settlement Time (as defined in the underwriting agreement);

(v) the Shares and Preference Shares remaining listed on the Stock Exchange at all times prior to the Settlement Time (as defined in the underwriting agreement) and the current listing of the Shares and Preference Shares not having been withdrawn or the trading of the Shares and Preference Shares not having been suspended for a consecutive period of more than five trading days and no indication being received before the Settlement Time from the Stock Exchange to the effect that such listing may be withdrawn or objected to;

(vi) the irrevocable undertaking letters having been executed and delivered;

(vii) if required, the Bermuda Monetary Authority granting its consent to the issue of new Preference Shares under the open offer; and

(viii) the shareholders of Paladin passing resolutions at a special general meeting and class meeting of the Company approving the open offer.

All the above conditions except (iv) had been satisfied of the Latest Practicable Date.

**Termination of the underwriting agreement**

Goldenfield Equities Limited may terminate the arrangements set out in the underwriting agreement, the right of which is exercisable by Goldenfield Equities Limited by notice in writing to Paladin at any time prior to 4:00 p.m. on 3 January, 2008 if there occurs, amongst other things:

- an introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof); or

- any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date hereof) of a political, military, financial, economic or currency (including a change in the system under which the value of the Hong Kong currency is linked to the currency of the United States of America) or other nature (whether or not such are of the same nature as any of the foregoing) or of the nature of any local, national or international outbreak or escalation of hostilities or armed conflict, or affecting local securities market; or

- any act of God, war, riot, public disorder, civil commotion, fire, flood, explosion, epidemic, terrorism, strike or lock-out; or

- any material adverse change in the financial or trading position of the Paladin group as a whole, and in the reasonable opinion of Goldenfield Equities Limited as the underwriter, such change would have a material and adverse effect on the business, financial or trading position or prospects of Paladin and its subsidiaries as a whole.

Upon giving the notice of termination, all obligations of Goldenfield Equities Limited under the underwriting agreement shall cease and terminate and no party shall have any claim against any other party in respect of any matter or thing arising out of or in connection with the underwriting agreement except for, inter alia, the payment by Paladin of any fees incidental to the open offer.

## CONDITIONS OF THE OPEN OFFER

The open offer, when aggregated with the open offer previously announced by Paladin on 8th June, 2006, will increase the issued share capital of Paladin by more than 50%. Under rule 7.24(5) of the Listing Rules, the open offer will be conditional on obtaining of approval from the holders of Shares at the SGM and the holders of the Preference Shares at the Class Meeting. The Oung family and its associates (who together held 300,250,017 Shares and 198,006,522 Preference Shares as at the SGM date and Class Meeting date) abstained from voting in favour of the resolution approving to the open offer. At the Class Meeting, the resolution approving to the open offer was passed by the shareholders of Paladin. The resolution approving to the open offer was duly passed by the shareholders of Paladin at the adjourned SGM.

The open offer is also conditional upon, amongst other things, (i) the obligations of Goldenfield Equities Limited under the underwriting agreement becoming unconditional and the underwriting agreement not being terminated by either Paladin or Goldenfield Equities Limited, and (ii) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the new Preference Shares to be issued under the open offer and the Shares to be issued upon conversion of the Preference Shares.

**If the underwriting agreement does not become unconditional or is terminated, the open offer will not proceed.**

### EFFECTS OF THE OPEN OFFER

The table below shows the effects of the open offer on the shareholding structure of Paladin:

| | Existing structure as at the Latest Practicable Date | | | | After the open offer assuming every qualifying shareholder takes up his or her assured allotment of Preference Shares | | | | After the open offer assuming no shareholder, other than those shareholders who have given irrevocable undertaking to take up his or her assured allotment, takes up his or her assured allotment of Preference Shares | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | *No. of Shares* | % | *No. of Preference Shares* | % | *No. of Shares* | % | *No. of Preference Shares* | % | *No. of Shares held* | % | *No. of Preference Shares held* | % | *Total no. of Shares and Preference Shares held* | % |
| Five Star Investments Limited *(Note 1)* | 267.815.017 | 50.28% | 133.907.508 | 51.55% | 267,815,017 | 50.28% | 334,768,770 | 51.03% | 267.815,017 | 50.28% | 334,768,770 | 51.04% | 602,583,788 | 50.70% |
| Goldenfield Equities Ltd. *(Note 2)* | 21.035,000 | 3.95% | 9.099,014 | 3.50% | 21,035,000 | 3.95% | 24,166,022 | 3.69% | 21,035,000 | 3.95% | 196,941,463 | 30.02% | 217,976,462 | 18.34% |
| Andrew Oung *(Note 3)* | - | - | 50,000,000 | 19.25% | - | - | 75,000,000 | 11.43% | - | - | 50.000.000 | 7.62% | 50.000.000 | 4.21% |
| Chen Te Kuang, Mike *(Note 3)* | 5,000,000 | 0.94% | 2,500,000 | 0.96% | 5,000,000 | 0.94% | 6,250,000 | 0.95% | 5,000,000 | 0.94% | 6,250,000 | 0.95% | 11,250,000 | 0.95% |
| Oung Shih Hua, James *(Note 3)* | 5.000,000 | 0.94% | 2.500,000 | 0.96% | 5,000,000 | 0.94% | 6.250,000 | 0.95% | 5,000,000 | 0.94% | 6,250,000 | 0.95% | 11.250.000 | 0.95% |
| Oung I Ming *(Note 3)* | 1,200,000 | 0.23% | - | - | 1,200,000 | 0.23% | 600,000 | 0.09% | 1.200,000 | 0.23% | - | - | 1,200,000 | 0.10% |
| Sword Finance Limited *(Note 3)* | 200,000 | 0.04% | - | - | 200,000 | 0.04% | 100,000 | 0.02% | 200,000 | 0.04% | - | - | 200,000 | 0.02% |
| Public shareholders | 232.393.975 | 43.63% | 61,756,908 | 23.77% | 232,393,975 | 43.63% | 208,832,349 | 31.84% | 232,393,975 | 43.63% | 61,756,908 | 9.41% | 294,150,883 | 24.75% |
| Total | 532.643,992 | 100.00% | 259,763,430 | 100.00% | 532,643,992 | 100.00% | 655,967,141 | 100.00% | 532,643,992 | 100.00% | 655,967,141 | 100.00% | 1,188,611.133 | 100.00% |
| Oung family's interest | 300,250.017 | 56.37% | 198,006,522 | 76.23% | 300,250,017 | 56.37% | 447,134,792 | 68.16% | 300,250,017 | 56.37% | 594,210.233 | 90.59% | 894,460.250 | 75.25% |

*Notes:*

1. Five Star Investments Limited is owned as to 67% by Madam Oung Chin Liang Fung and as to 33% by Ms. Lilian Oung, who are both members of the Oung family.

2. Goldenfield Equities Ltd. is owned as to 40% by Ms. Lilian Oung, 40% by Mr. Chen Te Kuang, Mike and 20% by Mr. Oung Shih Hua, James who are all members of the Oung family.

3. These shareholders are members of, or related to, the Oung family.

## USE OF PROCEEDS FROM THE OPEN OFFER

Estimated net proceeds from the open offer are HK$194 million (after deducting expenses of approximately HK$4 million) of which approximately HK$93.6 million will be used for land and buildings, HK$50 million will be used for equipment, approximately HK$39 million will be used for research and development and approximately HK$11.4 million will be used for working capital.

## REASONS FOR THE OPEN OFFER

The Paladin group had unaudited bank balance and cash of approximately HK$1.13 million as at 10 September 2007 and would be unlikely to possess sufficient internal resources to cover the budgeted expenses for the proposed development of a manufacturing facility at Wuhan East Lake High Technology Development Zone and future expansion of Sensors Integration Technology in high risk investments. The open offer of Preference Shares will enable Paladin to raise expediently the funds required for financing the proposed development at Wuhan East Lake High Technology Development Zone and future expansion of Sensors Integration Technology in high risk investments.

## PUBLIC FLOAT OF THE SECURITIES IN PALADIN

Assuming no shareholder of Paladin, other than those shareholders who have given irrevocable undertaking to take up his or her assured allotment, takes up his or her assured allotment of Preference Shares, and Goldenfield Equities Limited takes up the untaken Preference Shares under the open offer, the Preference Shares held by the public would represent 9.41% of the total issued Preference Shares immediately after the open offer. The Stock Exchange is of the view that the public float of Preference Shares is less than the minimum prescribed percentage of 25% of this class of shares. At the request of the Stock Exchange, Paladin and Goldenfield Equities Limited have undertaken to the Stock Exchange to take all necessary steps to ensure at least 25% of each class of Paladin's listed securities (comprising the Shares and the Preference Shares) is held by the public immediately upon the close of the open offer. In addition, at the request of the Stock Exchange, Goldenfield Equities Limited has undertaken to the Stock Exchange to place Preference Shares to be taken up by it in its capacity as the underwriter of the open offer to independent third parties not connected with the Oung family in order to restore a public float of 25% of the Preference Shares and 25% of total issued share capital of the Company immediately upon the close of open offer. The placing will be carried out as soon as Goldenfield Equities Limited becomes aware that there will not be a sufficient public float of the Preference Shares as a result of the open offer. It is intended that a placing agent will be engaged, if necessary, after the open offer closes for the purpose of restoring the public float of Preference Shares and total issued share capital of the Company.

## INFORMATION ON PALADIN

The principal activities of Paladin group are the re-development of the Peak Road project, the proposed investment in technology and other high risk investments under Sensors Integration Technology and the trading of textiles. The Peak Road project consists of 34 apartment units and a 3-storey private house with a total gross floor area of approximately 119,000 square feet. Paladin commenced the pre-sale of the Peak Road project on 22 November, 2004. Ten apartment units were sold in the year ended 30 June, 2005. Paladin sold one apartment unit for approximately HK$48 million during the year ended 30 June, 2007.

As regards the textiles trading business of Paladin, the management of Paladin is currently concentrating the resources of the group on the development, completion and marketing of the Peak Road project and more recently the establishment of Sensors Integration Technology. Accordingly, this segment has not generated any revenue for the group during the current financial year.

## LISTING AND DEALINGS

Paladin has applied to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Preference Shares to be issued under the open offer and the Shares to be issued upon the conversion of the Preference Shares. The Stock Exchange has indicated that it will not grant the listing approval if there is insufficient public float of each class of listed securities of Paladin immediately upon the close of the open offer.

The Preference Shares are traded in board lots of 10,000 Preference Shares.

Dealings in the Preference Shares that may be issued under the open offer are expected to commence on 11 January, 2008. Dealings in the Preference Shares on the Stock Exchange will be subject to the payment of stamp duty in Hong Kong, trading fee payable to the Stock Exchange, transaction levy payable to the Securities and Futures Commission and an investor compensation levy in Hong Kong.

Subject to the granting of a listing of, and permission to deal in, the Preference Shares to be issued under the open offer, all necessary arrangements have been made enabling these shares to be accepted as eligible securities by Hong Kong Securities Clearing Company Limited for deposit, clearance and settlement in CCASS with effect from the date of commencement of dealings in these shares on the Stock Exchange or such other date as may be determined by Hong Kong Securities Clearing Company Limited. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Paladin does not have in issue any equity or debt securities, other than its Shares and Preference Shares, which are listed on the Stock Exchange.

## WARNING OF THE RISKS OF DEALINGS IN THE SHARES AND PREFERENCE SHARES

If Goldenfield Equities Limited takes up all the underwritten Preference Shares in its capacity as the underwriter of the open offer, the public float of the total issued share capital of Paladin will be 24.75%, which is less than the minimum threshold of 25% required under Rule 8.08 of the Listing Rules. Investors are advised to take caution in dealing in the Shares and Preference Shares if there is an insufficient public float of the Shares and, or Preference Shares.

The Shares and Preference Shares have been dealt with on an ex-entitlement basis since 27 September, 2007. If Goldenfield Equities Limited in its capacity as the underwriter of the open offer terminates the underwriting agreement, or the conditions of the open offer are not fulfilled, the open offer will not proceed. Any dealings in the Shares and Preference Shares from now up to the date on which all conditions of the open offer are fulfilled will accordingly bear the risk that the open offer may not become unconditional. Shareholders of Paladin and the public are advised to exercise caution when dealing in the Shares and Preference Shares, and if shareholders are in any doubt about their position, they should consult their professional advisers. Paladin will make an appropriate announcement in the event that the open offer does not proceed.

**PROCEDURES FOR ACCEPTANCE**

A white application form (for ordinary shareholders) and a yellow application form (for holders of Preference Share) are enclosed with this prospectus which entitles you to apply for the number of Preference Shares less than or equal to your assured allotment. Qualifying shareholder should note that they may apply for any number of preference shares but are assured of an allotment only of the number set out in the white application form and yellow application form, as the case may be. If you are a qualifying shareholder and you wish to apply for your assured allotment of Preference Shares or you wish to apply for any number less than your assured entitlement, you must complete, sign and lodge the white application form and yellow application form, as the case may be in accordance with the instructions printed thereon, together with remittance for the aggregate subscription price in respect of such number of Preference Shares you have applied for with the Branch share registrar of Paladin in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong by not later than 4:00 p.m. on Monday, 31 December, 2007. **All remittances must be made in Hong Kong dollars and cheques or cashier's orders must be drawn on a bank account in Hong Kong and made payable to "Paladin Limited – Assured Allotment Account" and crossed "Account Payee Only".**

It should be noted that unless the application forms, together with the appropriate remittance, have been lodged with the share registrar of Paladin in Hong Kong by not later than 4:00 p.m. on Monday, 31 December, 2007, that assured allotment and all rights thereunder will be deemed to have been declined and will be cancelled.

If the conditions of the underwriting agreement are not fulfilled or the underwriting agreement is terminated in accordance with its terms and conditions, the application monies will be refunded, without interest, by cheque made out to the relevant shareholders named on the application forms (or in the case of joint shareholders, to the first named shareholder) and crossed "Account Payee Only", through ordinary post at the risk of the relevant shareholder(s) to the address specified in the register of members of Paladin on Wednesday, 9 January, 2008.

The application forms contain full information regarding the procedures to be followed if you wish to apply for only part of your assured allotment under the open offer.

All cheques or cashier's orders will be presented for payment upon receipt and all interest earned on such moneys (if any) will be retained for the benefit of Paladin. Any application forms in respect of which the cheques or cashier's order is dishonoured on first presentation is liable to be rejected, and in that event the assured allotment and all rights thereunder will be deemed to have been declined.

The application forms are for use only by the person(s) named therein and are not transferable.

No receipt will be issued in respect of any application monies received.

## APPLICATION FOR EXCESS PREFERENCE SHARES

In addition to their assured allotments of one Preference Share for every two Shares and for every two Preference Shares held qualifying shareholders who apply for their assured allotment will be able to apply at HK$0.50 per Preference Share for any unsold Preference Share not validly applied for, any Preference Shares created by adding together fractions of Preference Shares, and including the Preference Shares which would have been offered to the excluded shareholders in Australia, Canada and the state of California of the United States of America.

Application for excess Preference Shares may be made by completing the white excess application form (for Shareholders) or yellow excess application form (for Preference Shareholders). Excess Preference Shares shall be allocated at the discretion of Paladin on a fair and equitable basis with preference first given to topping up odd lots to whole board lots under the open offer and the remaining excess Preference Shares will be allocated to qualifying shareholders who have applied for excess application based on a pro-rata basis to the excess Preference Shares applied by them, with board lot allocations to be made on a best effort basis.

The investors whose Shares are held by a nominee company should note that the board of directors of Paladin will regard the nominee company as a single shareholder according to the register of members of Paladin. Accordingly, the shareholders should note that the aforesaid arrangement in relation to the allocation of the excess Preference Shares will not be extended to beneficial owners individually. The shareholders with their shares held by a nominee company are advised to consider whether they would like to arrange registration of the relevant shares in the name of the beneficial owner(s) prior to the record date.

If you are a qualifying shareholder and you wish to apply for excess Preference Shares in addition to your assured allotment of Preference Shares, you must complete, sign and lodge the relevant excess application form in accordance with the instructions printed thereon, together with remittance for the aggregate application price payable in respect of such number of excess Preference Shares you have applied with the share registrar of Paladin in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong by not later than 4:00 p.m. on Monday, 31 December, 2007. All remittances must be made in Hong Kong dollars and cheques or cashier's orders must be drawn on a bank account in Hong Kong and made payable to "Paladin Limited – Excess Application Account" and crossed "Account Payee Only". Computershare Hong Kong Investor Services Limited will notify you of any allotment of the excess Preference Shares made to you, which allotment will be allocated on a fair and reasonable basis to be decided at the sole discretion of the directors.

If the conditions of the underwriting agreement are not fulfilled or the underwriting agreement is terminated in accordance with its terms and conditions or no excess Preference Shares are allotted to you, the subscription monies for excess Preference Shares will be refunded, without interest, by sending a cheque made out to the relevant shareholder named on the excess application forms (or in the case of joint shareholders, to the first named shareholder) and crossed "Account Payee Only", through ordinary post at the risk of the relevant shareholder(s) to the address specified in the register of members of Paladin on Wednesday, 9 January, 2008. If the number of excess Preference Shares allotted to you is less than that applied for, it is expected that the surplus subscription monies will also be refunded to you by means of a cheque despatched by ordinary post to you, without interest, by not later than Wednesday, 9 January, 2008 at your own risk. Any such cheque will be drawn in favour of the relevant shareholder named on the excess application forms (or in the case of joint shareholders, to the first named shareholder) and crossed "Account Payee Only".

All cheques or cashier's orders will be presented for payment upon receipt and all interest earned on such moneys (if any) will be retained for the benefit of Paladin. Any excess application forms in respect of which the cheques or cashier's order is dishonoured on first presentation is liable to be rejected, and in that event the assured entitlement and all rights thereunder will be deemed to have been declined and will be cancelled.

The excess application forms are for use only by person(s) named therein and are not transferable. No receipt will be issued in respect of any monies received for application of excess Preference Shares.

## SHARE CERTIFICATES FOR THE PREFERENCE SHARES AND REFUND CHEQUES

Subject to the fulfillment of the conditions of the open offer, share certificates for fully paid Preference Shares and refund cheques in respect of unsuccessful excess application (if any) are expected to be posted on or before Wednesday, 9 January, 2008 to subscribers who have applied for the relevant Preference Shares.

## FRACTIONS OF PREFERENCE SHARES

Paladin will not issue fractions of Preference Shares. All fractions of Preference Shares will be aggregated and any Preference Shares resulting from the aggregation of fractions will be available for excess application.

## GENERAL

As at the Latest Practicable Date, Paladin did not have any existing securities that can be converted into shares in Paladin other than the Preference Shares.

Apart from the open offer of Preference Shares announced by Paladin on 8 June, 2006 and which raised approximately HK$66.0 million before expenses and loans borrowed from third parties and, or related parties, Paladin has not conducted any other fund raising exercises during the last 12 months. The open offer announced on 8 June, 2006 raised net proceeds of approximately HK$62 million which were set off against the indebtedness owed by Paladin to Goldenfield Equities Limited in accordance with the intended use of the proceeds.

Your attention is drawn to the additional information set out in the appendices to this prospectus.

Yours faithfully,
For and on behalf of the Board
**Law Fong**
*Chairman*

## 1. FINANCIAL SUMMARY

Set out below is a summary of the consolidated results and assets and liabilities of Paladin group for the three years ended 30 June, 2007 as extracted from the annual reports of Paladin group for the corresponding years.

*For the year ended 30 June*

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* |
| Turnover | 48,298 | 3,110 | 497,043 |
| Cost of sales | (28,771) | (3,149) | (342,143) |
| Gross profit (loss) | 19,527 | (39) | 154,900 |
| (Loss) profit for the year attributable to equity holders of the Company | (109,059) | (39,770) | 224,543 |
| (Loss) earnings per share – basic | (20.61) cents | (7.5) cents | 42.5 cents |

*As at 30 June*

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* |
| Non-current assets | 351,638 | 345,445 | 182,104 |
| Current assets | 957,353 | 981,669 | 1,465,590 |
| Current liabilities | (336,951) | (606,998) | (1,501,575) |
| Net current assets (liabilities) | 620,402 | 374,671 | (35,985) |
| Total assets less current liabilities | 972,040 | 720,116 | 146,119 |
| Capital and reserves | | | |
| Share capital | 5,312 | 264,136 | 264,136 |
| Reserves | (54,046) | (231,046) | (191,276) |
| | (48,734) | 33,090 | 72,860 |
| Non-current liabilities | 1,020,774 | 687,026 | 73,259 |
| | 972,040 | 720,116 | 146,119 |

## 2. FINANCIAL INFORMATION

Set out below are the consolidated income statement of Paladin group for the two years ended 30 June, 2007 and 2006 and the consolidated balance sheets as at 30 June, 2007 and 2006 together with the relevant notes thereto as extracted from Paladin's annual report for the year ended 30 June, 2007.

**Consolidated Income Statement**

*For the year ended 30 June, 2007*

| | *Notes* | **2007** *HK$'000* | **2006** *HK$'000* |
|---|---|---|---|
| Turnover | 7 | 48,298 | 3,110 |
| Cost of sales | | (28,771) | (3,149) |
| Gross profit (loss) | | 19,527 | (39) |
| Other income | | 1,308 | 711 |
| Administrative expenses | | (34,583) | (51,734) |
| Gain arising from change in fair value of investment properties | 14 | 7,600 | 54,656 |
| Gain arising from change in fair value of option derivatives | 23 | 3,630 | 740 |
| Gain arising from transfer of properties held for sale to investment properties | 14 | – | 5,900 |
| Loss arising from issue of option derivatives | 23 | – | (9,850) |
| Loss arising from settlement of litigation claim | 33(ii) | (39,081) | – |
| Finance costs | 9 | (56,565) | (40,154) |
| Loss before taxation | | (98,164) | (39,770) |
| Taxation charge | 10 | (10,895) | – |
| Loss for the year attributable to equity holders of the Company | 11 | (109,059) | (39,770) |
| Loss per share – basic | 13 | (20.61) HK cents | (7.53) HK cents |

**Consolidated Balance Sheet**
*At 30 June, 2007*

| | Notes | 2007 HK$'000 | 2006 HK$'000 |
|---|---|---|---|
| Non-current assets | | | |
| Investment properties | 14 | 175,500 | 167,900 |
| Property, plant and equipment | 15 | 167,338 | 170,045 |
| Available-for-sale investments | 16 | 8,800 | 7,500 |
| | | 351,638 | 345,445 |
| Current assets | | | |
| Properties held for sale | 17 | 919,754 | 948,525 |
| Other receivables, deposits and prepayments | | 3,762 | 2,684 |
| Pledged bank deposits | 18 | 21,278 | 20,144 |
| Bank balances and cash | 19 | 12,559 | 10,316 |
| | | 957,353 | 981,669 |
| Current liabilities | | | |
| Other payables and accrued charges | | 135,680 | 199,575 |
| Amount due to a director of subsidiaries | 20 | 24,098 | 3,426 |
| Taxation payable | | 345 | 345 |
| Secured bank borrowings – amount due within one year | 21 | 20,787 | 154,965 |
| Other loans – amount due within one year | 22 | 95,561 | 239,577 |
| Option derivatives | 23 | 5,480 | 9,110 |
| Provision for settlement of litigation claim | 33(ii) | 55,000 | - |
| | | 336,951 | 606,998 |
| Net current assets | | 620,402 | 374,671 |
| | | 972,040 | 720,116 |

**Consolidated Balance Sheet** *(continued)*
*At 30 June, 2007*

| | Notes | 2007 HK$'000 | 2006 HK$'000 |
|---|---|---|---|
| Capital and reserves | | | |
| Share capital | 24 | 5,312 | 264,136 |
| Reserves | | (54,046) | (231,046) |
| | | (48,734) | 33,090 |
| Non-current liabilities | | | |
| Secured bank borrowings – amount due after one year | 21 | 905,568 | 617,082 |
| Other loans – amount due after one year | 22 | 64,573 | 69,944 |
| Convertible redeemable preference shares | 25 | 39,738 | – |
| Deferred tax liabilities | 27 | 10,895 | – |
| | | 1,020,774 | 687,026 |
| | | 972,040 | 720,116 |

## Consolidated Statement of Changes in Equity

*For the year ended 30 June, 2007*

| | Attributable to equity holders of the Company | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Share capital HK$'000 | Share premium HK$'000 | Contributed surplus HK$'000 (note a) | Capital reserve HK$'000 (note b) | Translation reserve HK$'000 | Investment revaluation reserve HK$'000 | Accumulated losses HK$'000 | Total HK$'000 |
| At 1 July 2005 | 264,136 | 279,617 | 132,176 | - | (3,088) | - | (599,981) | 72,860 |
| Loss for the year and total recognised loss for the year | - | - | - | - | - | - | (39,770) | (39,770) |
| At 30 June 2006 and 1 July 2006 | 264,136 | 279,617 | 132,176 | - | (3,088) | - | (639,751) | 33,090 |
| Loss for the year | - | - | - | - | - | - | (109,059) | (109,059) |
| Change in fair value of available-for-sale investment and total income recognised directly in equity | - | - | - | - | - | 1,300 | - | 1,300 |
| Total recognised income and expenses for the year | - | - | - | - | - | 1,300 | (109,059) | (107,759) |
| Reduction of share capital, share premium and contributed surplus to offset accumulated losses *(see note 24)* | (258,853) | (279,617) | (132,176) | - | - | - | 670,646 | - |
| Recognition of equity component of convertible redeemable preference shares *(see note 25)* | - | - | - | 26,968 | - | - | - | 26,968 |
| Issue costs of convertible redeemable preference shares *(see note 25)* | - | - | - | (1,458) | - | - | - | (1,458) |
| Issue of shares on conversion of convertible redeemable preference shares | 29 | 689 | - | (293) | - | - | - | 425 |
| | (258,824) | (278,928) | (132,176) | 25,217 | - | - | 670,646 | 25,935 |
| At 30 June 2007 | 5,312 | 689 | - | 25,217 | (3,088) | 1,300 | (78,164) | (48,734) |

*Notes:*

(a) The contributed surplus of the Group represents the surplus arising on acquisition of subsidiaries through the group reorganisation in the preparation for the listing of the Company's shares on The Stock Exchange of Hong Kong Limited in 1991.

(b) The capital reserve represents the equity component of convertible redeemable preference shares issued during the year ended 30 June 2007.

**Consolidated Cash Flow Statement**
*For the year ended 30 June, 2007*

| | 2007 | 2006 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Loss before taxation | (98,164) | (39,770) |
| Adjustments for: | | |
| Depreciation of property, plant and equipment | 5,010 | 4,681 |
| Finance costs | 56,565 | 40,154 |
| Interest income | (584) | (152) |
| Gain arising from change in fair value of investment properties | (7,600) | (54,656) |
| Gain arising from change in fair value of option derivatives | (3,630) | (740) |
| Gain arising from transfer of properties held for sale to investment properties | – | (5,900) |
| Loss arising from settlement of litigation claim | 39,081 | – |
| Loss arising from issue of option derivatives | – | 9,850 |
| Operating cash flows before movements in working capital | (9,322) | (46,533) |
| Decrease in properties held for sale | 28,771 | – |
| Increase in other receivables, deposits and prepayments | (1,078) | (1,504) |
| Decrease in other payables and accrued charges | (48,192) | (233,325) |
| Decrease in property sale receivables | – | 383,201 |
| Decrease in receivable from stakeholder's account | – | 21,923 |
| NET CASH (USED IN) FROM OPERATING ACTIVITIES | (29,821) | 123,762 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Interest received | 584 | 152 |
| Purchase of property, plant and equipment | (2,303) | (122) |
| Increase in pledged bank deposits | (1,134) | (16,961) |
| NET CASH USED IN INVESTING ACTIVITIES | (2,853) | (16,931) |

**Consolidated Cash Flow Statement** *(continued)*
*For the year ended 30 June, 2007*

| | 2007<br>*HK$'000* | 2006<br>*HK$'000* |
|---|---|---|
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Interest paid | (53,142) | (11,053) |
| Other loans raised | 24,362 | 18,080 |
| Repayment of other loans | (173,749) | (251,269) |
| Bank borrowings raised | 314,401 | 1,295,473 |
| Repayment of bank borrowings | (160,093) | (1,114,426) |
| Advance from (repayment to) a director of subsidiaries | 20,672 | (33,554) |
| Proceeds from issue of convertible redeemable preference shares | 66,034 | – |
| Share issue expenses paid | (3,568) | – |
| NET CASH FROM (USED IN) FINANCING ACTIVITIES | 34,917 | (96,749) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 2,243 | 10,082 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR | 10,316 | 234 |
| CASH AND CASH EQUIVALENTS AT END OF THE YEAR | 12,559 | 10,316 |
| ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS | | |
| Bank balances and cash | 12,559 | 10,316 |

## Notes to the Consolidated Financial Statements

*For the year ended 30 June, 2007*

### 1. GENERAL

The Company is incorporated in Bermuda with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Its parent company and ultimate holding company is Five Star Investments Limited, a company which is incorporated in the British Virgin Islands. The addresses of the registered office and the principal place of business of the Company are disclosed in the "Corporate Information" section to the annual report.

The Company is an investment holding company. Its principal subsidiaries are engaged in investment holding, property development and investment, and general trading.

The consolidated financial statements are presented in Hong Kong dollars which is the same as the functional currency of the Company.

### 2. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

In preparing the consolidated financial statements, the directors of the Company have given careful consideration to the future liquidity of the Group in light of the net liabilities of the Group amounting to approximately HK$48,734,000 as at 30 June 2007 and the contingent liabilities for the outstanding litigations as disclosed in note 28. As explained in note 33, the Group will make an open offer of 396,203,711 convertible redeemable preference shares, subsequent to the balance sheet date, at the subscription price of HK$0.50 per convertible redeemable preference share in the proportion of one convertible redeemable preference share for every two existing ordinary shares and every two existing convertible redeemable preference shares held. Provided that the Group can raise approximately HK$198 million, being the planned proceeds, from the open offer of 396,203,711 convertible redeemable preference shares at the subscription price of HK$0.50 per convertible redeemable preference share and on the basis that the Group will spend not more than HK$130 million in respect of the development and establishment of a high technology manufacturing facility in Wuhan East Lake High-Technology Development Zone in the forthcoming twelve months, the directors of the Company are satisfied that the Group will be able to meet in full its financial obligations as they fall due for the foreseeable future.

The conditions described above indicate the existence of a material uncertainty relating to the future funding being made available to the Group which may cast significant doubt on the Group's ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business. The consolidated financial statements have been prepared on a going concern basis as, in the opinion of the directors of the Company, the Group will be able to meet in full its financial obligations as they fall due in the foreseeable future.

## 3. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

In the current year, the Group has applied, for the first time, a number of new standards, amendments and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants that are effective for the Group's financial year beginning 1 July 2006. The adoption of these new HKFRSs has no material effect on how the Group's results and financial position for the current and prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has also not early applied the following new and revised standards, amendment or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards, amendment or interpretations will have no material impact on the results and the financial position of the Group.

| | |
|---|---|
| HKAS 1 (Amendment) | Capital disclosures [1] |
| HKAS 23 (Revised) | Borrowing costs [2] |
| HKFRS 7 | Financial instruments: Disclosures [1] |
| HKFRS 8 | Operating segments [2] |
| HK(IFRIC) – INT 10 | Interim financial reporting and impairment [3] |
| HK(IFRIC) – INT 11 | HKFRS 2 – Group and treasury share transactions [4] |
| HK(IFRIC) – INT 12 | Service concession arrangements [5] |
| HK(IFRIC) – INT 13 | Customer loyalty programmes [6] |
| HK(IFRIC) – INT 14 | HKAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction [5] |

[1] Effective for annual periods beginning on or after 1 January 2007.
[2] Effective for annual periods beginning on or after 1 January 2009.
[3] Effective for annual periods beginning on or after 1 November 2006.
[4] Effective for annual periods beginning on or after 1 March 2007.
[5] Effective for annual periods beginning on or after 1 January 2008.
[6] Effective for annual periods beginning on or after 1 July 2008.

## 4. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared under the historical cost basis except for investment properties and certain financial instruments, which are measured at fair values, as explained in accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") and by the Hong Kong Companies Ordinance.

**Basis of consolidation**

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) up to 30 June each year. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

**Revenue recognition**

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and properties sold in the normal ordinary course of business, net of return.

Sales of goods are recognised when goods are delivered and title has passed.

Revenue from sale of developed properties in the ordinary course of business is recognised on the execution of a binding sale agreement or when the relevant occupation permit is issued by the respective building authority, whichever is later.

Service income is recognised when services are rendered.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

**Borrowing costs**

All borrowing costs are recognised as expense and included in finance costs in the consolidated income statement in the period in which they are incurred.

**Property, plant and equipment**

Property, plant and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

**Investment properties**

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognised.

**Properties held for sale**

Properties held for sale are stated at lower of cost and net realisable value.

**Financial instruments**

Financial assets and financial liabilities are recognised on the consolidated balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

*Financial assets*

The Group's financial assets are classified into one of the two categories including loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables including other receivables, deposits, pledged bank deposits and bank balances are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments.

At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse in profit or loss in subsequent periods. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

Available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

*Financial liabilities and equity*

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Convertible redeemable preference shares

Convertible redeemable preference shares are regarded as compound instruments consisting of a liability component and an equity component. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt without the conversion feature. The difference between the proceeds of issue of the convertible redeemable preference shares and the fair value assigned to the liability component, representing the embedded call option for the holder to convert the convertible redeemable preference shares into equity of the Company, is included in equity (capital reserve).

In subsequent periods, the liability component of the convertible redeemable preference shares is carried at amortised cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Company, will remain in capital reserve until the conversion option is exercised (in which case the balance stated in capital reserve will be transferred to share premium). Where the option remains unexercised at the expiry date, the balance stated in capital reserve will be released to the accumulated losses. No gain or loss is recognised in profit or loss upon conversion or expiration of the option.

Transaction costs that relate to the issue of the convertible redeemable preference shares are allocated to the liability and equity components in proportion to the allocation of the proceeds. Issue costs relating to the equity component are charged directly to equity. Issue costs relating to the liability component are included in the carrying amount of the liability portion and amortised over the period of the convertible redeemable preference shares using the effective interest method.

Other financial liabilities

Other financial liabilities including other payables, amounts due to directors of subsidiaries, secured bank borrowings and other loans are subsequently measured at amortised cost, using the effective interest method.

Option derivatives

The Group has written options to a third party to purchase part of the Group's leasehold properties and 20% of the share capital of a wholly-owned subsidiary of the Company (see note 23). These option derivatives are measured at fair value on initial recognition and at each subsequent reporting date and changes in fair values of these derivatives are recognised directly in profit or loss.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

**Derecognition**

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

**Impairment**

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

When an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

**Foreign currencies**

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

**Taxation**

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

**Leasing**

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

*The Group as lessor*

Rental income from operating leases is recognised in the consolidated income statement on a straight-line basis over the term of the relevant lease.

*Leasehold land and building*

The land and building elements of a lease of land and building are considered separately for the purpose of lease classification, leasehold land which title is not expected to pass to the lessee by the end of the lease term is classified as an operating lease unless the lease payments cannot be allocated reliably between the land and building elements, in which case, the entire lease is classified as a finance lease.

**Retirement benefit scheme**

Payments to defined contribution retirement benefit scheme are charged as an expense when employees have rendered service entitling them to the contributions.

## 5. KEY SOURCES OF ESTIMATION UNCERTAINTY

In the process of applying the Group's accounting policies, which are described in note 4, management had made the following estimates that have the most significant effect on the amounts recognised in the consolidated financial statements.

**Fair value of option derivatives at fair value through profit or loss**

The fair values of option derivatives are subject to the limitation of the Black-Scholes Options Pricing Model and the Binominal Option Pricing Model that incorporated market data and involved uncertainty in estimates used by management in the assumptions. Because both models require the input of highly subjective assumptions, including the volatility of price indices, and changes in subjective input assumptions can materially affect the fair value estimate. Details of the assumptions are disclosed in note 23.

## 6. FINANCIAL INSTRUMENTS

**Financial risk management objectives and policies**

The Group's major financial instruments include pledged bank deposits, bank balances and cash, other payables, amounts due to directors of subsidiaries, option derivatives, bank borrowings, other loans and convertible redeemable preference shares. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

**Credit risk**

The Group's maximum exposure to credit risk which will cause a financial loss to the Group is mainly due to failure to collect the bank deposits and liquid funds from respective banks. However, the credit risk is limited because majority of the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

**Market risk**

Currency risk

The Group's foreign currency risk is insignificant as the Group's transactions are mainly denominated in Hong Kong dollars, the functional currency of relevant entity.

Interest rate risk

The Group has exposure to cash flow interest rate risk through the impact of the rate changes on floating interest rate bank borrowings. The Group currently does not have an interest rate hedging policy. However, management monitors interest rate exposure and will consider to change the floating interest rate to fixed interest rate when significant interest rate exposure is anticipated.

The Group's bank balances have exposure to cash flow interest rate risk due to the fluctuation of the prevailing market interest rate on bank balances. The directors of the Company consider the Group's exposure of the short-term bank deposits to interest rate risk is not significant as interest bearing bank balances are within short maturity periods.

Fair value interest rate risk

The Group has exposure to fair value interest rate risk from the fixed rate pledged bank deposits. The directors of the Company consider the risk is not significant as the fixed rate pledged bank deposits are within short maturity periods.

**Liquidity risk**

As mentioned in note 2, the directors of the Company have given careful consideration to the future liquidity of the Group in light of its liquidity risk. The directors of the Company are satisfied that the Group will be able to meet in full its financial obligations as they fall due for foreseeable future provided that the Group can raise approximately HK$198 million, being the planned proceeds, from the open offer of 396,203,711 convertible redeemable preference shares at the subscription price of HK$0.50 per convertible redeemable preference share and on the basis that the Group will spend not more than HK$130 million in respect of the development and establishment of a high technology manufacturing facility in Wuhan East Lake High-Technology Development Zone in the forthcoming twelve months.

**Fair value**

The fair value of financial assets and financial liabilities are determined as follows:

- the fair value of available-for-sale debt investment is determined with reference to market price;
- the fair value of loans and receivables and financial liabilities (excluding option derivatives) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis, using prices or rates from observable current market transactions as inputs; and
- the fair values of option derivatives are estimated using option pricing models including Black-Scholes Option Pricing Model and Binomial Option Model.

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate their fair values.

## 7. TURNOVER

Turnover represents the aggregate of the amounts received and receivable for properties and goods sold, net of returns, during the year. An analysis of the Group's turnover is as follows:

| | 2007<br>*HK$'000* | 2006<br>*HK$'000* |
|---|---|---|
| Sales of properties held for sale | 48,298 | – |
| Sales of goods | – | 3,110 |
| | 48,298 | 3,110 |

8. BUSINESS AND GEOGRAPHICAL SEGMENTS

**Business segments**

For management purposes, the Group is currently organised into three main operating divisions – (i) property development; (ii) property investment; and (iii) general trading (i.e. textiles). These divisions are the bases on which the Group reports its primary segment information.

Segment information about these businesses is presented below:

**Year 2007**

(i) Income statement

| | Property development *HK$'000* | Property investment *HK$'000* | General trading *HK$'000* | Consolidated *HK$'000* |
|---|---|---|---|---|
| TURNOVER | | | | |
| External sales | 48,298 | – | – | 48,298 |
| RESULT | | | | |
| Segment result | 1,290 | 5,577 | (7,482) | (615) |
| Gain arising from change in fair value of option derivatives | | | | 3,630 |
| Loss arising from settlement of litigation claim | (39,081) | | | (39,081) |
| Unallocated corporate income | | | | 637 |
| Unallocated corporate expenses | | | | (6,170) |
| Finance costs | | | | (56,565) |
| Loss before taxation | | | | (98,164) |
| Taxation charge | | | | (10,895) |
| Loss for the year | | | | (109,059) |

(ii) Balance sheet

| | Property development *HK$'000* | Property investment *HK$'000* | General trading *HK$'000* | Consolidated *HK$'000* |
|---|---|---|---|---|
| ASSETS | | | | |
| Segment assets | 922,802 | 175,523 | 167,827 | 1,266,152 |
| Unallocated corporate assets | | | | 42,839 |
| Consolidated total assets | | | | 1,308,991 |
| LIABILITIES | | | | |
| Segment liabilities | 126,198 | 754 | 1,363 | 128,315 |
| Unallocated corporate liabilities | | | | 1,229,410 |
| Consolidated total liabilities | | | | 1,357,725 |

(iii) Other information

| | Property development HK$'000 | Property investment HK$'000 | General trading HK$'000 | Consolidated HK$'000 |
|---|---|---|---|---|
| Capital additions | 1,571 | 732 | – | 2,303 |
| Depreciation of property, plant and equipment | – | 64 | 4,946 | 5,010 |

**Year 2006**

(i) Income statement

| | Property development HK$'000 | Property investment HK$'000 | General trading HK$'000 | Consolidated HK$'000 |
|---|---|---|---|---|
| TURNOVER | | | | |
| External sales | – | – | 3,110 | 3,110 |
| RESULT | | | | |
| Segment result | (21,054) | 60,014 | (10,774) | 28,186 |
| Loss arising from issue of option derivatives | | | | (9,850) |
| Gain arising from change in fair value of option derivatives | | | | 740 |
| Unallocated corporate income | | | | 189 |
| Unallocated corporate expenses | | | | (18,881) |
| Finance costs | | | | (40,154) |
| Loss for the year | | | | (39,770) |

(ii) Balance sheet

| | Property development HK$'000 | Property investment HK$'000 | General trading HK$'000 | Consolidated HK$'000 |
|---|---|---|---|---|
| ASSETS | | | | |
| Segment assets | 950,128 | 167,900 | 170,966 | 1,288,994 |
| Unallocated corporate assets | | | | 38,120 |
| Consolidated total assets | | | | 1,327,114 |
| LIABILITIES | | | | |
| Segment liabilities | 176,660 | 277 | 1,389 | 178,326 |
| Unallocated corporate liabilities | | | | 1,115,698 |
| Consolidated total liabilities | | | | 1,294,024 |

(iii) Other information

| | Property development HK$'000 | Property investment HK$'000 | General trading HK$'000 | Consolidated HK$'000 |
|---|---|---|---|---|
| Capital additions | – | – | 122 | 122 |
| Depreciation of property, plant and equipment | – | – | 4,681 | 4,681 |

**Geographical segments**

More than 90% of the Group's turnover for the years ended 30 June 2007 and 2006 were attributable to operation carried out in Hong Kong. Also, almost all of the Group's assets are located in Hong Kong. Therefore, no geographical segment information is presented.

## 9. FINANCE COSTS

| | 2007 HK$'000 | 2006 HK$'000 |
|---|---|---|
| Interest on bank borrowings: | | |
| – wholly repayable within five years | 1,393 | 34,210 |
| – not wholly repayable within five years | 47,945 | 2,164 |
| Interest on other loans | 4,020 | 3,780 |
| Finance costs on convertible redeemable preference shares *(note 25)* | 3,207 | – |
| | 56,565 | 40,154 |

## 10. TAXATION CHARGE

The charges comprises:

| | 2007 HK$'000 | 2006 HK$'000 |
|---|---|---|
| Hong Kong Profits Tax for the year | – | – |
| Deferred taxation *(note 27)* | 10,895 | – |
| Tax charge attributable to the Company and its subsidiaries | 10,895 | – |

No provision for Hong Kong Profits Tax has been made in the consolidated financial statements as the estimated assessable profits of a subsidiary of the Company for both years are wholly absorbed by the tax losses brought forward. The Company and other subsidiaries of the Group have no assessable profit for both years.

In August 2007, a subsidiary of the Company received an assessment demanding (the "Assessment") for the year of assessment of 2006/2007 from Hong Kong Inland Revenue Department ("IRD"). By issuing the Assessment, the IRD disagreed the basis adopted by this subsidiary for computation of Hong Kong Profits Tax liability. In addition, the IRD also disagreed the tax losses brought forward of this subsidiary for the year of assessments from 1997/1998 to 1999/2000 and 2004/2005 with aggregated amount of approximately HK$152,347,000. An objection has been lodged by the Group in September 2007 and the IRD has agreed to withhold the provisional profits tax for year of assessment of 2007/2008 while requesting the Group to purchase a tax reserve certificate in the amount of approximately HK$36,956,000, which represents the tax payable for the year of assessment of 2006/2007. In the opinion of the directors of the Company, the Group has grounds to object the IRD's Assessment and the tax losses brought forward from previous years could be used to offset with the assessable profits for the year. As a result, no provision for Hong Kong Profits Tax has been made for the year.

Taxation for the year can be reconciled to loss before taxation per the consolidated income statement as follows:

| | 2007 *HK$'000* | 2006 *HK$'000* |
|---|---|---|
| Loss before taxation | (98,164) | (39,770) |
| Tax credit at Hong Kong Profits Tax rate of 17.5% (2006: 17.5%) | (17,179) | (6,960) |
| Tax effect of income not taxable for tax purpose | (706) | (1,202) |
| Tax effect of expenses not deductible for tax purpose | 8,736 | 1,441 |
| Tax effect of unrealised intragroup profits on properties held for sale not recognised | 31,163 | 42,887 |
| Utilisation of tax losses previously not recognised | (11,119) | (36,166) |
| Taxation for the year | 10,895 | - |

## 11. LOSS FOR THE YEAR

| | 2007 *HK$'000* | 2006 *HK$'000* |
|---|---|---|
| Loss for the year has been arrived at after charging: | | |
| Directors' emoluments *(note 12)* | 322 | 487 |
| Other staff costs, including retirement benefit scheme contributions | 1,289 | 2,931 |
| Total staff costs | 1,611 | 3,418 |
| Auditor's remuneration | | |
| – current year | 750 | 660 |
| – overprovision in prior year | - | (10) |
| Cost of properties sold | 28,771 | - |
| Cost of inventories consumed | - | 3,149 |
| Depreciation of property, plant and equipment | 5,010 | 4,681 |
| Legal and professional fee (included in administrative expenses) | 10,882 | 20,127 |
| and after crediting: | | |
| Interest income | 584 | 152 |

## 12. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

Particulars of the emoluments of the directors and the five highest paid individuals are as follows:

### (a) Directors' emoluments

The emoluments paid or payable to each of the six (2006: six) directors were as follows:

| | 2007 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Law Fong | Chen Te Kuang Mike | Oung Shih Hua, James | Zhu Pei Qing | Lu Ti Fen | Kwok Wai Chi | Total |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Directors' fees | 118 | - | - | 60 | - | 144 | 322 |
| Other emoluments: | | | | | | | |
| Salaries and other benefits | - | - | - | - | - | - | - |
| Retirement benefit scheme contributions | - | - | - | - | - | - | - |
| | - | - | - | - | - | - | - |
| Total | 118 | - | - | 60 | - | 144 | 322 |

| | 2006 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Law Fong | Chen Te Kuang Mike | Oung Shih Hua, James | Zhu Pei Qing | Lu Ti Fen | Kwok Wai Chi | Total |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Directors' fees | 118 | - | - | 120 | 105 | 144 | 487 |
| Other emoluments: | | | | | | | |
| Salaries and other benefits | - | - | - | - | - | - | - |
| Retirement benefit scheme contributions | - | - | - | - | - | - | - |
| | - | - | - | - | - | - | - |
| Total | 118 | - | - | 120 | 105 | 144 | 487 |

**(b) Employees' emoluments**

During the year, the five highest paid individuals of the Group included two (2006: one) executive director, details of whose emoluments are set out in (a) above. The emoluments of the remaining three (2006: four) individuals are as follows:

| | 2007<br>*HK$'000* | 2006<br>*HK$'000* |
|---|---|---|
| Salaries and other benefits | 460 | 2,060 |
| Retirement benefit scheme contributions | 44 | 38 |
| | 504 | 2,098 |

The emoluments of these employees fall within the following bands:

| | Number of employees | |
|---|---|---|
| | 2007 | 2006 |
| Nil to HK$1,000,000 | 3 | 3 |
| HK$1,000,001 – HK$1,500,000 | - | 1 |
| | 3 | 4 |

During both years, no emoluments were paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss in office. In addition, during both years, no director waived any emoluments.

## 13. LOSS PER SHARE

The calculation of the basic loss per share attributable to the equity holders of the Company is based on the following data:

| | For the year ended 30 June | |
|---|---|---|
| | 2007<br>*HK$'000* | 2006<br>*HK$'000* |
| Loss for the year for the purpose of calculating basic loss per share | (109,059) | (39,770) |

| | 2007 | 2006 |
|---|---|---|
| **Number of shares** | | |
| Weighted average number of shares/number of shares for the purpose of calculating basic loss per share | 529,072,257 | 528,271,615 |

Diluted loss per share for the year ended 30 June 2007 had not been presented as the exercise of the Company's outstanding convertible redeemable preference shares would reduce the loss per share for the year.

**14. INVESTMENT PROPERTIES**

| | *HK$'000* |
|---|---|
| FAIR VALUE | |
| At 1 July 2005 | – |
| Transferred from properties held for sale *(note)* | 113,244 |
| Increase in fair value recognised in the consolidated income statement | 54,656 |
| At 30 June 2006 and 1 July 2006 | 167,900 |
| Increase in fair value recognised in the consolidated income statement | 7,600 |
| At 30 June 2007 | 175,500 |

The fair values of the Group's investment properties as at 30 June 2007 and 2006 have been arrived at on the basis of valuations carried out by Messrs. AA Property Services Limited and Messrs. Savills Valuation And Professional Services Limited, respectively. Both are independent qualified professional property valuers not connected with the Group. Messrs. AA Property Services Limited and Messrs. Savills Valuation And Professional Services Limited are members of the Hong Kong Institute of Surveyors, and have appropriate qualifications. The valuations were arrived at by reference to market evidence of transactions prices for similar properties.

All the Group's leasehold interests in land held under operating leases to earn rentals are measured using the fair value model and are classified and accounted for as investment properties.

All the Group's investment properties are situated in Hong Kong with long lease.

*Note:* The amount included HK$5,900,000 representing the difference of the fair value of the investment properties of HK$113,244,000 and the carrying value of the properties held for sale of HK$107,344,000 at the date of transfer.

## 15. PROPERTY, PLANT AND EQUIPMENT

| | Leasehold properties *HK$'000* | Leasehold improvements *HK$'000* | Office equipment, furniture and fixtures *HK$'000* | Total *HK$'000* |
|---|---|---|---|---|
| COST | | | | |
| At 1 July 2005 | 211,500 | 14,555 | 8,049 | 234,104 |
| Additions | – | – | 122 | 122 |
| At 30 June 2006 and 1 July 2006 | 211,500 | 14,555 | 8,171 | 234,226 |
| Additions | – | – | 2,303 | 2,303 |
| At 30 June 2007 | 211,500 | 14,555 | 10,474 | 236,529 |
| DEPRECIATION AND IMPAIRMENT | | | | |
| At 1 July 2005 | 37,012 | 14,555 | 7,933 | 59,500 |
| Provided for the year | 4,636 | – | 45 | 4,681 |
| At 30 June 2006 and 1 July 2006 | 41,648 | 14,555 | 7,978 | 64,181 |
| Provided for the year | 4,751 | – | 259 | 5,010 |
| At 30 June 2007 | 46,399 | 14,555 | 8,237 | 69,191 |
| CARRYING VALUES | | | | |
| At 30 June 2007 | 165,101 | – | 2,237 | 167,338 |
| At 30 June 2006 | 169,852 | – | 193 | 170,045 |

*Note:* Owner-occupied leasehold land situated in Hong Kong is included in property, plant and equipment as the allocation between the land and building elements cannot be made reliably.

The above items of property, plant and equipment are depreciated on a straight-line basis at the following rates per annum:

| | |
|---|---|
| Leasehold properties | Over the estimated useful lives of 50 years or the period of the lease, whichever is the shorter |
| Leasehold improvements | Over the estimated useful lives of 10 years or the period of the lease, which is the shorter |
| Office equipment, furniture and fixtures | 15-25% |

The leasehold properties of the Group are situated in Hong Kong and are held under long leases. They were pledged to a bank to secure credit facilities granted to the Group.

## 16. AVAILABLE-FOR-SALE INVESTMENTS

| | 2007 *HK$'000* | 2006 *HK$'000* |
|---|---|---|
| Unlisted debt investment, at market value | 8,800 | 7,500 |
| Unlisted equity investment, at cost | 15,777 | 15,777 |
| Less: Impairment loss recognised | (15,777) | (15,777) |
| | 8,800 | 7,500 |

At 30 June 2007, the above unlisted investments comprised (i) 40% interest in the registered capital of Harbin Zheng Hua Real Estate Developing Company Limited ("Zheng Hua"), which was a company established in the People's Republic of China ("PRC") and engaged in property development, with nil carrying amount; and (ii) club debenture with market value of HK$8,800,000 (2006: HK$7,500,000).

The investment in Zheng Hua is not classified as an associate as, in the opinion of the directors of the Company, the Group is not able to exercise significant influence over its financial and operating policy decisions.

The unlisted equity investment is measured at cost less impairment at the balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that the fair value of the investment cannot be measured reliably.

## 17. PROPERTIES HELD FOR SALE

At 30 June 2007 and 2006, the properties held for sale are stated at cost.

## 18. PLEDGED BANK DEPOSITS

Pledged bank deposits represent deposits pledged to banks to secure banking facilities granted to the Group. The pledged bank deposits carried interest at an average fixed interest rate of 3.53% (2006: 3.38%) per annum.

## 19. BANK BALANCES AND CASH

The amounts comprise cash held by the Group and short-term bank deposits with an original maturity of three months or less, at prevailing market interest rates ranging from 2.75% to 3.00% (2006: 2.33% to 3.00%) per annum.

## 20. AMOUNT DUE TO A DIRECTOR OF SUBSIDIARIES

The amount represents amount due to Lilian Oung, who is also one of the shareholders of Five Star Investments Limited ("Five Star"), the controlling shareholder of the Company. The amounts are unsecured, non-interest bearing and repayable on demand.

## 21. SECURED BANK BORROWINGS

| | 2007 *HK$'000* | 2006 *HK$'000* |
|---|---|---|
| Bank loan | 20,000 | 142,911 |
| Mortgage loans | 906,355 | 629,136 |
| | 926,355 | 772,047 |
| Less: Amount due within one year shown under current liabilities | (20,787) | (154,965) |
| Amount due after one year | 905,568 | 617,082 |

At the balance sheet date, the Group's bank borrowings are repayable as follows:

| | 2007 | 2006 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Within one year | 20,787 | 154,965 |
| In more than one year but not more than two years | 31,519 | 14,031 |
| In more than two years but not more than three years | 31,519 | 14,031 |
| In more than three years but not more than four years | 21,519 | 14,031 |
| In more than four years but not more than five years | 21,519 | 14,031 |
| Over five years | 799,492 | 560,958 |
| | 926,355 | 772,047 |

The bank loan of HK$142,911,000 as at 30 June 2006 was secured by a first legal charge over the Group's properties held for sale (the "Property") and a floating charge over all assets of Holyrood Limited ("Holyrood"), a wholly-owned subsidiary of the Company. Deposits, rental proceeds and sales proceeds regarding the Property were also assigned to the bank. The bank loan was at variable-rate of Hong Kong Interbank Offered Rate ("HIBOR") plus 1.75% to 3.5% per annum. During the year ended 30 June 2007, the bank loan of HK$142,911,000 was repaid in full after the Group obtained six new mortgage loans of HK$294,400,000 from certain banks.

During the year ended 30 June 2007, the Group obtained a new bank loan with a principal amount of HK$20,000,000 from another bank. The new bank loan was secured by a first legal charge over one of the Group's investment properties. Deposits, rental proceeds and sales proceeds regarding the investment property were also assigned to the bank. The bank loan shall be repayable by 24 monthly instalments commencing thirteen months after the bank loan drawdown date with an interest rate of 1% per annum below the Hong Kong dollars Prime Rate.

At 30 June 2006, the mortgage loans comprised (i) a mortgage loan with a principal amount of HK$80,000,000 that shall be repayable by 240 monthly instalments and carry interest at a rate of 2% per annum below the Hong Kong dollars Prime Rate and (ii) a mortgage loan with a principal amount of HK$550,000,000 that shall be repayable by 300 monthly instalments and carry interest at a rate of 2.35% per annum below the Hong Kong dollars Prime Rate.

During the year ended 30 June 2007, the Group obtained six new mortgage loans from certain banks in an aggregate principal amount of HK$294,400,000. The new mortgage loans comprised (i) a mortgage loan with a principal amount of HK$30,000,000 that shall be repayable by 300 monthly instalments and carry interest at a rate of 2.65% per annum below the Hong Kong dollars Prime Rate; (ii) a mortgage loan with a principal amount of HK$32,000,000 that shall be repayable by 300 monthly instalments and carry interest at a rate of 2.5% per annum below the Hong Kong dollars Prime Rate; (iii) a mortgage loan with a principal amount of HK$70,000,000 that shall be repayable by 300 monthly instalments and carry interest at a rate of 2.6% per annum below the Hong Kong dollars Prime Rate; (iv) a mortgage loan with a principal amount of HK$69,300,000 that shall be repayable by 240 monthly instalments and carry interest at a rate of 1.25% per annum above HIBOR; (v) a mortgage loan with a principal amount of HK$61,100,000 that shall be repayable by 240 monthly instalments and carry interest at a rate of 1.25% per annum above HIBOR; and (vi) a mortgage loan with a principal amount of HK$32,000,000 that shall be repayable by 300 monthly instalments and carry interest at a rate of 2.5% per annum below the Hong Kong dollars Prime Rate.

The range of effective interest rates of the Group's bank borrowings were 5.09% to 8.50% (2006: 5.29% to 8.18%) per annum.

All mortgage loans are secured by certain apartments of the Property and one of the investment properties of the Group to the banks.

## 22. OTHER LOANS

| | 2007<br>*HK$'000* | 2006<br>*HK$'000* |
|---|---|---|
| Other loans from: | | |
| – related companies *(note a)* | 13,489 | 183,323 |
| – a third party *(note b)* | 111,906 | 91,459 |
| – other unrelated companies *(note c)* | 34,739 | 34,739 |
| | 160,134 | 309,521 |
| Less: Amount due within one year shown under current liabilities | (95,561) | (239,577) |
| Amount due after one year | 64,573 | 69,944 |

*Notes:*

(a) The loans are owed to companies in which Lilian Oung and/or Oung Shih Hua, James and Chen Te Kuang Mike, directors of the Company, have controlling interests. The loans are unsecured, non-interest bearing and repayable on demand.

(b) The loans are owed to Fine Chiffon Corporation Limited ("Fine Chiffon"), an independent third party. At 30 June 2007, the loans comprised (i) an interest bearing instalment loan of approximately HK$69,906,000 (30.6.2006: HK$73,698,000) and (ii) a non-interest bearing loan of approximately HK$42,000,000 (30.6.2006: HK$17,761,000) from Fine Chiffon.

In previous years, the Group obtained an interest bearing instalment loan of HK$80,000,000 from Fine Chiffon. The instalment loan was obtained by Fine Chiffon from a bank and was granted to the Group with the same terms offered by the bank. The Company provides a corporate guarantee of HK$80,000,000 to the bank and the Group's leasehold properties are also pledged to the bank as security. The loan shall be repayable by 180 monthly instalments and is at variable interest rate with 2.5% per annum below the Hong Kong dollars Prime Rate. At 30 June 2007, the outstanding interest bearing instalment loan amounted to approximately HK$69,906,000 (30.6.2006: HK$73,698,000).

As announced by the Company on 5 April 2006, the Group entered into a loan agreement with Fine Chiffon to obtain a new non-interest bearing loan facility up to HK$42,000,000. The loan is unsecured, non-interest bearing and non-revolving in nature. The loan shall be repayable on or before the date falling 36-months after the first drawdown of the loan. However, Fine Chiffon has a right to withdraw the loan facility at any time prior to the repayment date and accordingly, the loan is classified as current liabilities in the consolidated balance sheet. At 30 June 2007, the outstanding non-interest bearing loan amounted to approximately HK$42,000,000 (30.6.2006: HK$17,761,000).

In addition, during the year ended 30 June 2006, the Group granted two options to Fine Chiffon for purchasing (i) part of the Group's leasehold properties at a consideration of HK$32,000,000 and (ii) 20% of the share capital of Banhart Company Limited ("Banhart"), which is a wholly-owned subsidiary of the Company and is also the beneficial owner of the Group's leasehold properties, at a consideration of HK$10,000,000 in substitution for the repayment of the outstanding loan at the end of the loan period. Fine Chiffon is entitled to exercise the options prior to the expiry of the 36-months loan period and the options are non-transferable. Details of the above are set out, inter alia, in the announcement of the Company dated 5 April 2006.

(c) The loans are unsecured, non-interest bearing and repayable on demand.

## 23. OPTION DERIVATIVES

| | 2007 | 2006 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Option derivatives – fair value | 5,480 | 9,110 |

As described in note 22, the Group granted two options to Fine Chiffon for purchasing (i) part of the Group's leasehold properties at a consideration of HK$32,000,000 ("Option 1") and (ii) 20% of the share capital of Banhart, which is the beneficial owner of the Group's leasehold properties, at a consideration of HK$10,000,000 in substitution for the repayment of the outstanding loan at the end of the loan period ("Option 2"). Fine Chiffon is entitled to exercise the options prior to the expiry of 36-months loan period and the options are non-transferable (see note 22(b)).

The fair values of the option derivatives granted by the Group are determined by using the Black-Scholes Options Pricing Model and the Binomial Option Pricing Model, respectively. The fair values of the option derivatives amounting to HK$9,850,000 at initial recognition and the loss arising from issue of the option derivatives amounting to HK$9,850,000 had been recognised in the consolidated financial statements for the year ended 30 June 2006. The gain from change in fair value of option derivatives from the date of issue to 30 June 2006 amounted to HK$740,000.

During the year ended 30 June 2007, the gain arising from change in fair value of option derivatives amounted to HK$3,630,000.

The fair values of the option derivatives for Option 1 and Option 2 are calculated by using the Black-Scholes Option Pricing Model and the Binominal Option Pricing Model, respectively. The inputs into both models are as follows:

**Black-Scholes Option Pricing Model – Option 1**

| | 2007 | 2006 |
|---|---|---|
| Exercise price | HK$32,000,000 | HK$32,000,000 |
| Expected volatility | 18.87% | 23.33% |
| Expected life | 3 years | 3 years |
| Risk-free rate | 4.3% | 4.4% |
| Fair value of the leasehold properties at 30 June | HK$170,000,000 | HK$167,000,000 |
| Fair value of option at 30 June | HK$5,480,000 | HK$8,700,000 |

Expected volatility is determined by using the historical volatility of the price indices for Grade A office in core districts in Hong Kong over the previous three years.

**Binomial Option Pricing Model – Option 2**

| | 2007 | 2006 |
|---|---|---|
| Exercise price | HK$10,000,000 | HK$10,000,000 |
| Expected volatility | 18.87% | 23.33% |
| Expected life | 3 years | 3 years |
| Risk-free rate | 4.3% | 4.4% |
| Fair value of option at 30 June | Nil | HK$410,000 |

Expected volatility is determined by using the historical volatility of the price indices for Grade A office in core districts in Hong Kong over the previous three years.

The fair value of the option derivative to purchase 20% of the share capital of Banhart depends on the net asset value of Banhart, which is equivalent to the potential of obtaining economic benefits deriving from the net asset value of Banhart that appears when the value of the leasehold properties held by Banhart exceeds the value of its total liabilities. A discount of 40% to the net asset value of Banhart is used in view of the lack of marketability of the shares of Banhart and being a minority shareholder in Banhart.

## 24. SHARE CAPITAL

| | Nominal value per share *HK$* | Numbers of shares | Amount *HK$'000* |
|---|---|---|---|
| Authorised: | | | |
| At 1 July 2005, 30 June 2006 and 1 July 2006 | 0.50 | 1,000,000,000 | 500,000 |
| Effect of the Capital Reorganisation referred to below *(note)* | | 49,000,000,000 | - |
| At 30 June 2007 | 0.01 | 50,000,000,000 | 500,000 |
| Issued and fully paid: | | | |
| At 1 July 2005, 30 June 2006 and 1 July 2006 | 0.50 | 528,271,615 | 264,136 |
| Effect of the Capital Reorganisation referred to below *(note)* | | - | (258,853) |
| Issue of shares on conversion of convertible redeemable preference shares *(note 25)* | | 2,872,377 | 29 |
| At 30 June 2007 | 0.01 | 531,143,992 | 5,312 |

All shares issued during the year ended 30 June 2007 rank pari passu in all respects with other shares in issue.

*Note:* As announced by the Company on 8 June 2006, the Company proposed to effect a capital reorganisation (the "Capital Reorganisation"). Details of the Capital Reorganisation are set out in the circular of the Company dated 20 July 2006.

At the special general meeting of the Company held on 21 August 2006, a special resolution approving the Capital Reorganisation was passed and the following capital reorganisation became effective on 21 August 2006:

(i) a reduction in the nominal value of issued shares of the Company from HK$0.50 each to HK$0.01 each by cancelling HK$0.49 of the paid up capital on each issued share of the Company and by reducing the nominal value of all issued and unissued shares of the Company from HK$0.50 each to HK$0.01 each;

(ii) the authorised share capital of the Company will be restored to HK$500,000,000 and each authorised but unissued share of HK$0.50 each will be sub-divided into 50 shares of nominal value of HK$0.01 each;

(iii) the cancellation of the amount of approximately HK$279,617,000 standing to the credit of share premium account and the cancellation of the amount of approximately HK$132,176,000 standing to the credit of the contributed surplus account; and

(iv) the use of all of the credit of approximately HK$670,646,000 arising from the reduction of capital and the cancellation of the entire amount standing to the credit of the share premium account and the contributed surplus account to offset in full with the accumulated losses of the Company at 31 December 2005.

## 25. CONVERTIBLE REDEEMABLE PREFERENCE SHARES

| | Number of preference shares | Amount of par value *HK$'000* |
|---|---|---|
| Authorised: | | |
| At 24 November 2006 and 30 June 2007 | 270,000,000 | 2,700 |
| Issued and fully paid: | | |
| Issue on 24 November 2006 | 264,135,808 | 2,641 |
| Conversion of issued convertible redeemable preference shares into ordinary shares | (2,872,377) | (29) |
| At 30 June 2007 | 261,263,431 | 2,612 |

The convertible redeemable preference shares with nominal value of HK$0.01 were issued at HK$0.25 per share on 24 November 2006.

Movement of the convertible redeemable preference shares are as follows:

| | Liability component *HK$'000* | Equity component *HK$'000* | Total *HK$'000* |
|---|---|---|---|
| Convertible redeemable preference shares issued on 24 November 2006 | 39,066 | 26,968 | 66,034 |
| Issue costs | (2,110) | (1,458) | (3,568) |
| Net proceeds received | 36,956 | 25,510 | 62,466 |
| Conversion of convertible redeemable preference shares | (425) | (293) | (718) |
| Interest charged for the period from 24 November 2006 to 30 June 2007 | 3,207 | – | 3,207 |
| At 30 June 2007 | 39,738 | 25,217 | 64,955 |

The principal terms of the convertible redeemable preference shares include the following:

(i) Early redemption at the option of the Company

The Company has the option, but not the obligation, to redeem all but not a portion of the convertible redeemable preference shares at face value if, either:

- the ordinary share in the Company close on thirty consecutive trading days at or above a price that is 100% higher than the consecutive price of the convertible price of the convertible redeemable shares; or
- there are less than 80 millions convertible redeemable preference shares in issue.

(ii) Conversion rights

Holders of the convertible redeemable preference shares are entitled to convert all or any of their convertible redeemable preference shares into ordinary shares in the Company at the conversion price of HK$0.25 per share, subject to anti-dilutive adjustment provisions which are standard terms for convertible securities of similar type. The adjustment events will arise as result of certain changes in share capital of the Company including consolidation or sub-division of shares, capitalisation of profits or reserves, capital distribution in cash or specie or subsequent issue of securities in the Company.

Holders of the convertible redeemable preference shares are not required to pay any extra amount should they convert their convertible redeemable preference shares into ordinary shares in the Company.

(iii) Dividends

The dividend yield on subscription price is 8%. Cumulative dividends of HK$0.02 is payable annually on 31 December. The first dividend payment date is 31 December 2006, and the first dividend will be prorated from the date of issue of the convertible redeemable preference shares to the first dividend payment date. Any dividends payable but unpaid will be accumulated.

However, pursuant to Section 54 of the Companies Act 1981 of Bermuda ("Act"), a company incorporated in Bermuda is not permitted to declare or pay dividends while there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due; or the realisable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account. As a result, the preference shares dividends will only be declared and paid upon fulfilment of the aforementioned conditions of the Act.

(iv) Redemption

A holder of the convertible redeemable preference shares may by notice in writing to the Company requires the Company to redeem all or any of the then outstanding convertible redeemable preference shares, whereupon subject to the requirements of the Companies Act. The Company shall pay to such holder a redemption amount equal to the aggregate initial subscription price of such number of convertible redeemable preference shares so redeemed together with the cumulative dividend that has accrued and payable upon the occurrence of any of the following (whichever is the earliest):

(a) 31 December 2016;

(b) any consolidation, amalgamation or merger of the Company with any other corporation;

(c) listing of the ordinary shares of the Company are revoked or withdrawn (except in connection with the simultaneous listing of the ordinary shares on any Recognised Stock Exchange);

(d) a directors' resolution is passed for the winding-up, insolvency, administration, reorganisation, reconstruction, dissolution or bankruptcy of the Company; or

(e) an effective resolution is passed for the winding-up, insolvency, administration, reorganisation, reconstruction, dissolution or bankruptcy of the Company or for the appointment of a liquidator, receiver, administrator, trustee or similar officer of the Company.

(v) Priority

The convertible redeemable preference shares rank in priority to the ordinary shares in the Company as to dividends and a return of the capital paid up on the convertible redeemable preference shares. Once the capital paid up has been returned and all the accumulative dividends paid, the convertible redeemable preference shares are not entitled to any further payment from or distributions by the Company.

(vi) Voting

The convertible redeemable preference shares do not entitle the holders to attend or vote at meeting of the Company except on resolutions which directly affect their rights or on a winding-up of the Company or a return or repayment of capital.

(vii) Further issues

The terms of the convertible redeemable preference shares do not prohibit further issues of shares ranking pari passu or in priority to the convertible redeemable preference shares.

The net proceeds received from the issue of the convertible redeemable preference shares contain the following components that are required to be separately accounted for in accordance with HKAS 32 "Financial Instrument: Disclosure and Presentation":

(a) Debt component represents the present value of the contractually determined stream of future cash flows discounted at the rate of interest at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option.

The interest charged for the period if calculated by applying effective interest rates of approximately 16.6% of the debt component for the period since the convertible redeemable preference shares were issued.

(b) Equity component represents the difference between the proceeds of issue of the convertible redeemable preference shares and the fair value assigned to the liability component.

## 26. SHARE OPTION SCHEME

Pursuant to the share option scheme (the "Option Scheme") adopted at a special general meeting of the Company held on 23 September 1996, the directors of the Company may grant options as incentives to directors or employees of the Company or its subsidiaries to subscribe for shares in the Company within a period of ten years commencing from 23 September 1996. The subscription price of the shares is set to be the higher of the nominal value of the Company's shares or an amount which is 80% of the average closing price of the Company's shares on the Stock Exchange on the five trading days immediately preceding the date of grant of the options.

The period during which an option may be exercised will be determined by the directors of the Company in their absolute discretion, save that no option may be exercised more than ten years after it has been granted. No option may be granted more than ten years after the date of approval of the Option Scheme.

The maximum number of shares in respect of which options may be granted cannot exceed 10% of the issued share capital of the Company from time to time and the maximum number of shares in respect of which options may be granted to any one employee cannot exceed 25% of the maximum number of shares in respect of which options may be granted under the Option Scheme. Consideration of HK$1 is payable on each grant.

In accordance with the Listing Rules, certain terms of the Option Scheme need to be amended, or alternatively, a new share option scheme needs to be implemented, in order to comply with the requirements of the Listing Rules. According to the Listing Rules as amended, no more share is available for issue under the Option Scheme.

No share options have been granted under the Option Scheme since its adoption. The Option Scheme was terminated since 22 September 2006 and no new option scheme was adopted during the year ended 30 June 2007.

## 27. DEFERRED TAXATION

Major deferred tax liabilities and assets of the Group recognised and movements thereon are as follows:

| | Investment properties *HK$'000* | Tax losses *HK$'000* | Total *HK$'000* |
|---|---|---|---|
| At 1 July 2005 | – | – | – |
| Charge (credit) for the year | 9,564 | (9,564) | – |
| At 30 June 2006 and 1 July 2006 | 9,564 | (9,564) | – |
| Charge for the year | 1,331 | 9,564 | 10,895 |
| At 30 June 2007 | 10,895 | – | 10,895 |

For the purpose of balance sheet presentation, the above deferred tax liabilities and assets have been offset.

The following are the deductible temporary differences not recognised by the Group in the consolidated financial statements:

| | 2007 *HK$'000* | 2006 *HK$'000* |
|---|---|---|
| Tax losses | 492,916 | 556,453 |
| Unrealised intragroup profits on properties held for sale | 423,143 | 245,069 |
| Accelerated tax depreciation | 518 | 599 |
| | 916,577 | 802,121 |

At 30 June 2007, the Group has unused tax losses of approximately HK$492,916,000 (2006: HK$611,104,000) available for offset against future profits. A deferred tax asset had been recognised in respect of the unused tax losses of approximately HK$54,651,000 (2007: nil) at 30 June 2006. No deferred tax asset has been recognised in respect of the remaining tax losses of approximately HK$492,916,000 (2006: HK$556,453,000) due to the unpredictability of future profits streams. The unrecognised tax losses may be carried forward indefinitely.

The other deductible temporary difference of approximately HK$423,661,000 (2006: HK$245,668,000) as at 30 June 2007 had not been recognised as it was not probable that taxable profit would be available against which the other deductible temporary difference can be utilised.

## 28. CONTINGENT LIABILITIES

At 30 June 2007, the Group had given guarantee of HK$80,000,000 (2006: HK$80,000,000) to a bank to secure the credit facilities granted to Fine Chiffon.

In addition, the Group had the following outstanding litigations as at 30 June 2007 that the directors of the Company are of the opinion that the estimated contingent liabilities arising from the litigations cannot be reasonably ascertained at the current stage.

(a) In 2005, Osmar Far East Limited (of which the beneficial owners are independent third parties) and Holyrood referred disputes on the construction work for the Peak Road Project to arbitration. Osmar Far East Limited has claimed against Holyrood for approximately HK$6 million in relation to disputes on construction cost for the Peak Road Project and a provision for approximately HK$6 million in relation to the construction cost had been provided by Holyrood in previous years. Holyrood has counterclaimed against Osmar Far East Limited for approximately HK$6.4 million in relation to the defective works performed by Osmar Far East Limited. The arbitration hearing was split into two parts. The first part was heard in March 2007 and the second part is scheduled to be heard on 5 October 2007. The closing submissions of the parties were to be exchanged in late October 2007. A hearing for closing submission is reserved to be heard in November 2007.

(b) On 26 July 2005, Brightland Corporation Limited (of which the beneficial owners are all independent third parties) issued a writ against Banhart claiming various declarations, damages and other relief in relation to a sale and purchase of the Group's leasehold properties. An order relating to the consolidation, and subsequent directions, of this action with the action mentioned in paragraph (c) was made by the court on 9 June 2006. This action was consolidated with the action mentioned in paragraph (c) below on 9 June 2006.

(c) On 27 February 2006, Crowning Success Limited (of which the beneficial owners are all independent third parties), a sub-purchaser of the Group's leasehold properties, issued a summons against Banhart for the purpose of joining Banhart as the second defendant in its action against Brightland Corporation Limited. On 13 April 2006, the court ordered that Banhart be joined as the second defendant in the action. The amended writ and the amended statement of claim were filed and served on 27 April 2006. An order relating to the consolidation, and subsequent directions, of this action with the action mentioned in paragraph (b) above was made by the court on 9 June 2006. Crowning Success Limited recently amended its statement of claim and amendment of pleadings and further discovery are underway.

(d) On 17 May 2006, Chinese Regency Limited (of which the beneficial owners are independent third parties) issued a writ of summons against Holyrood, claiming damages for breach of an agreement for sale and purchase of Flat B on the 5th Floor of Block A1 and the car parking space no. 5 of the Peak Road Project. The pleading stage is completed and the litigation is still ongoing.

(e) An action was commenced on 18 January 2007 by Vic-Form Co., Limited (of which the beneficial owners are independent third parties) against Holyrood, for a claim for outstanding contract sum in the amount of HK$251,500 for the delivery of goods and services rendered by Vic-Form Co., Limited to Holyrood in respect of certain property developments. A defense and counterclaim has been filed by Holyrood on 27 March 2007. The matter is ongoing and is at discovery stage.

(f) On 1 June 2007, Gateway International Development Limited (of which the beneficial owners are independent third parties) issued a writ of summons against Holyrood, claiming damages for breach of an agreement for sale and purchase of Flat A on the 6th Floor of Block A2 and the car parking space no. 51 of the Peak Road Project and breach of the Deed of Mutual Covenant. The pleading stage is underway. As the amount of damages and claims are to be assessed, no such details are available.

(g) On 1 June 2007, Sun Crown Trading Limited (of which the beneficial owners are independent third parties) issued a writ of summons against Holyrood, claiming damages for breach of an agreement for sale and purchase of Flat B on the 6th Floor of Block A2 and the car parking space nos. 47 and 48 of the Peak Road Project and breach of the Deed of Mutual Covenant. The pleading stage is underway. As the amount of damages and claims are to be assessed, no such details are available.

(h) On 1 June 2007, Trillion Holdings Limited (of which the beneficial owners are independent third parties) issued a writ of summons against Holyrood, claiming damages for breach of an agreement for sale and purchase of Flat B on the 8th Floor of Block A2 and the car parking space nos. 41 and 42 of the Peak Road Project and breach of the Deed of Mutual Covenant. The pleading stage is underway. As the amount of damages and claims are to be assessed, no such details are available.

## 29. PLEDGE OF ASSETS

At the balance sheet date, the following assets of the Group were pledged to secure credit facilities granted to the Group:

| | 2007<br>*HK$'000* | 2006<br>*HK$'000* |
|---|---|---|
| Properties held for sale | 767,579 | 948,525 |
| Investment properties | 175,500 | 167,900 |
| Leasehold properties | 165,101 | 169,852 |
| Bank deposits | 21,278 | 20,144 |
| | 1,129,458 | 1,306,421 |

The issued ordinary shares of Holyrood were also pledged to a bank to secure credit facilities granted to the Group as at 30 June 2006 (note 21).

**30. RETIREMENT BENEFIT SCHEME**

With effect from 1 December 2000, the Group joined the mandatory provident fund scheme (the "MPF Scheme") for all the eligible employees of the Group in Hong Kong.

Under the MPF Scheme, the employees are required to contribute 5% of their monthly salaries up to a maximum of HK$1,000 and they can choose to make additional contributions. The employer's monthly contributions are calculated at 5% of the employee's monthly salaries up to a maximum of HK$1,000 (the "mandatory contributions"). The employees are entitled to 100% of the employer's mandatory contribution upon their retirement at the age of 65, death or total incapacity.

The aggregate employer's contributions during the year ended 30 June 2007 recognised in the consolidated income statement of the Group amounted to HK$42,000 (2006: HK$46,000).

**31. RELATED PARTY TRANSACTIONS/CONNECTED TRANSACTIONS**

The Group had the following transactions with related parties/persons deemed to be "connected persons" by the Stock Exchange which are also the related parties under the definition of HKAS 24 "Related Party Disclosures".

(a) During the year ended 30 June 2007, the Group paid underwriting commission fee of approximately HK$502,000 (2006: nil) to Goldenfield Equities Limited, a company in which Mr. Chen Te Keung Mike, a director of the Company, has beneficial interest.

(b) Lilian Oung, one of the shareholders of Five Star and a director of the subsidiaries, has provided personal guarantees in respect of the following:

| | 2007<br>*HK$'000* | 2006<br>*HK$'000* |
|---|---|---|
| Credit facilities granted to the Group | 684,000 | 1,544,000 |
| The Group's payment obligation of amount owed to a former main contractor of the Group's property development project | 15,919 | 15,919 |
| | 699,919 | 1,559,919 |

(c) Details of the amount due to a director of the subsidiaries are set out in note 20.

(d) Details of the other loans from related companies in which the directors of the Company and Lilian Oung have controlling interests are set out in note 22(a).

(e) At 30 June 2006, Five Star pledged its interest in 50.7% of the issued share capital of the Company, representing 267,815,017 shares in the Company, to a bank to secure credit facilities to the extent of HK$1,464,000,000 granted to the Group.

(f) Compensation of key management personnel

The remuneration of directors and other members of key management during the year was as follows:

| | 2007<br>*HK$'000* | 2006<br>*HK$'000* |
|---|---|---|
| Short-term employee benefits | 812 | 922 |

The remuneration of directors and key executives are determined by the board of directors after recommendation from the remuneration committee, having regard to the responsibilities of the directors, the operating results, individual performance and comparable market statistics.

**32. OPERATING LEASE ARRANGEMENTS**

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments.

**The Group as lessor**

| | 2007 | 2006 |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Within one year | – | 6,507 |
| In the second year | – | 6,507 |
| | – | 13,014 |

Under the leases entered by the Group, the lease payments are fixed and no arrangements have been entered into for contingent rental payments. The properties held have tenants for a term of two years.

**33. POST BALANCE SHEET EVENTS**

The following significant events took place subsequent to 30 June 2007:

(i) As announced by the Company on 17 October 2007, shareholders' resolutions have been duly passed at a special general meeting of the Company dated 17 October 2007 in respect of (a) a proposed open offer of 396,203,711 convertible redeemable preference shares at the subscription price of HK$0.50 per convertible redeemable preference share in the proportion of one convertible redeemable preference share for every two existing ordinary shares and every two existing convertible redeemable preference shares held; and (b) the proposed development of a manufacturing facility at Wuhan East Lake High-Technology Development Zone.

The proceeds from the open offer will be used by the Group to finance the proposed development of a manufacturing facility at Wuhan East Lake High-Technology Development Zone.

(ii) As announced by the Company on 23 October 2007, Holyrood reached a settlement agreement with Hip Hing Construction Company Limited ("Hip Hing") in respect of a dispute with Hip Hing on construction work performed by Hip Hing for the redevelopment project located at the Peak Road (the "Peak Road Project"). Hip Hing has claimed against Holyrood for approximately HK$69,000,000 for the construction costs of the Peak Road Project. The contracts between Hip Hing and Holyrood incorporate arbitration provisions and in 2006, both parties agreed to refer the disputes to arbitration on 6 January 2006. In addition, the arbitration hearing is scheduled to be heard in late October 2007.

On 22 October 2007, there was a settlement agreement made between Holyrood and Hip Hing. Holyrood agreed to pay HK$50,000,000 to Hip Hing together with estimated legal costs of the arbitration amounting to approximately HK$5,000,000.

As a provision of approximately HK$15,919,000 for the construction costs had been made by the Group in previous years, the loss arising from the settlement of the litigation claim from Hip Hing was amounted to approximately HK$39,081,000. This loss is recognised in the consolidated income statement of the Company for the year ended 30 June 2007.

In addition, subsequent to 30 June 2007, the Group has obtained a bank mortgage loan of HK$100,000,000 from a bank in order to finance the settlement of the above litigation claim in November 2007.

## 34. PARTICULARS OF PRINCIPAL SUBSIDIARIES

Particulars of the principal subsidiaries of the Company as at 30 June 2007 are as follows:

| Name of subsidiary | Place of incorporation/ registration and operation | Nominal value of issued share capital | Proportion of nominal value of issued share capital held by the Company | | Principal activities |
|---|---|---|---|---|---|
| | | | Directly | Indirectly | |
| Banhart Company Limited | Hong Kong | Ordinary HK$9,998<br><br>Non-voting deferred* HK$2 | – | 100% | Property holding |
| Bowen Hill Limited | British Virgin Islands' | US$1 | – | 100% | Investment holding |
| Holyrood Limited | Hong Kong | Ordinary HK$999,998<br><br>Non-voting deferred* HK$2 | 99.9% | 0.1% | Property holding |
| Homjade Trading Limited | British Virgin Islands/ Hong Kong | US$1 | 100% | – | General trading |
| Paladin Trading Limited | British Virgin Islands' | US$1 | 100% | – | Investment holding |
| Six Gain Investments Limited | Hong Kong' | Ordinary HK$2 | 100% | – | Investment holding |
| Alpard Limited | Hong Kong | Ordinary HK$10 | – | 100% | Property investment and holding |
| Wayguard Limited | Hong Kong | Ordinary HK$1 | – | 100% | Property holding |
| World Modern International Limited | Hong Kong | Ordinary HK$1 | – | 100% | Property holding |

* The non-voting deferred shares practically carry no rights to dividends or to receive notice of or to attend or to vote at any general meetings of the company or to participate in any distribution on winding up.

' These are investment holding companies which have no specific principal place of operations.

The above lists the subsidiaries of the Company which, in the opinion of the directors of the Company, principally affected the results of the year or formed a substantial portion of the assets or liabilities of the Group. To give details of all the other subsidiaries would, in the opinion of the directors of the Company, result in particulars of excessive length.

None of the subsidiaries had issued any debt securities at 30 June 2007 or at any time during the year.

## 3. EFFECTS OF THE POTENTIAL VERY SUBSTANTIAL ACQUISITION ON THE EARNINGS, ASSETS AND LIABILITIES OF PALADIN GROUP

### 1. Net assets

As at 30 June, 2007, Paladin group had an audited net asset deficit of approximately HK$48.7 million. The proposed development of a high technology manufacturing facility in Wuhan involves Paladin via its wholly owned subsidiary investing initially US$50 million, equivalent to approximately HK$380 million, for the supply of equipment, research and development expenditure, administrative and sales expenditure and working capital. It is expected that the manufacturing facility will be wholly owned by Sensors Integration Technology. The investment will be paid in cash in accordance with the various phases of development and is proposed to be financed by an issue of Preference Shares.

The investment in the high technology manufacturing facility at Wuhan East Lake High-Technology Development Zone will comprise a substantial part of Paladin group's net assets and has the potential to make a significant contribution in the future as the high-technology business develops and products are introduced to the market.

### 2. Earnings

Paladin group posted an audited loss attributable to equity holders of the Company for the year ended 30 June, 2007 amounting to approximately HK$109.1 million.

As mentioned above, Sensors Integration Technology received an outline approval on 22 May, 2007 from the Administrative Commission of Wuhan East Lake High-Technology Development Zone for the development of the manufacturing facility at Wuhan, and construction of the facility has to commence pending the obtaining of approvals from the relevant PRC authorities. As such, the future effect on earnings for Paladin group cannot be determined at this stage. However, the directors of Sensors Integration Technology expect to generate sales from a number of products as early as 2008.

### 3. Liquidity

As at 30 June 2007, Paladin group had bank balances and cash of approximately HK$12.6 million and pledged bank deposits of approximately HK$21.3 million. Total bank borrowings and other loans due within one year amounted to approximately HK$116.3 million. It is currently expected that the funding of the investment in the manufacturing facility at Wuhan East Lake High-Technology Development Zone will be from a proposed issue of Preference Shares by way of an open offer.

## 4. DISCUSSION AND ANALYSIS OF THE PERFORMANCE OF PALADIN GROUP

**For the year ended 30 June, 2005**

*Financial results*

Redevelopment of the Peak Road project was completed in 2005. Paladin group commenced pre-sale of the Peak Road project in November, 2004. Ten apartment units were sold during the year ended 30 June, 2005. On the back of a total turnover of HK$497.0 million and release of investment property revaluation reserve of HK$100.8 million, an operating profit before finance costs and tax of HK$288.6 million was recorded for the year. Revenue from textiles trading was HK$7.2 million during the year. The segment result from textiles trading was a loss of HK$12.8 million, representing a 25% increase when compared with the segment result in 2004. The segment result from property development was a profit of HK$249.4 million, representing a segment profit margin of 50.9%. Accordingly, Paladin group recorded a combined segment profit of HK$236.7 million from its two businesses.

*Liquidity, financial resources and capital structure*

As at 30 June, 2005, Paladin group had net assets of HK$72.9 million and net current liabilities of HK$36.0 million. The properties at the Peak Road project held for sale carried a value at cost of HK$1,055.9 million. Total cash and bank deposits amounted to HK$3.4 million.

Total liabilities of Paladin group as at 30 June, 2005 were HK$1,574.8 million and comprised (i) secured bank loans of HK$591.0 million, (ii) other loans and amounts owed to directors of subsidiaries of Paladin of HK$579.7 million, and (iii) taxation and other payables of HK$404.1 million.

Bank and other loans of Paladin group were secured by leasehold land and buildings, bank deposits, properties held for sale, property sale receivables and receivable from stakeholder's account totalling HK$1,638.8 million. Five Star Investments Limited, the controlling shareholder of Paladin continued to pledge its interest in 267,815,017 Shares to a bank as security for term loan facilities granted to Paladin group. The issued ordinary shares of Holyrood Limited, a wholly-owned subsidiary of Paladin, were also pledged to a bank to secure credit facilities granted to Paladin group members.

The gearing ratio of Paladin group calculated as total debts divided by total assets was 96% as at 30 June, 2005.

*Significant investments, acquisitions and disposals*

Paladin group did not make any significant investments, material acquisitions or disposals during the year ended 30 June, 2005.

*Employees and remuneration policy*

As at 30 June, 2005, Paladin group had a total of 15 employees. They were remunerated according to market conditions.

*Contingent liabilities*

At the end of the 2005 financial year, Paladin group had contingent liabilities of HK$1,130.1 million relating to corporate guarantees given in respect of bank credit facilities granted to certain subsidiaries of Paladin and an independent third party.

*Dividend*

The directors did not recommend the payment of a final dividend for the year ended 30 June, 2005.

*Share option scheme*

Paladin has adopted a share option scheme as an incentive for its directors and eligible employees. No share options have been granted under the share option scheme of Paladin since its adoption in 1996.

**For the year ended 30 June, 2006**

*Financial results*

For the year ended 30 June, 2006, Paladin focused on completing and marketing the Peak Road project. No unit at the Peak Road project was sold during the year. Textiles trading activity decreased during the year resulting in a low turnover of HK$3.1 million for the year. The segment result from textiles trading was a loss of HK$10.8 million, and that of the property development and investment was a profit of HK$39.0 million. Accordingly, Paladin group recorded a combined segment profit of HK$28.2 million from its two businesses.

During the year, the gain arising from a change in the fair value of investment properties of HK$54.7 million was largely offset by administrative expenses of HK$51.7 million. After incurring interest on bank borrowings and other borrowing costs of HK$40.2 million, Paladin group posted a loss of HK$39.8 million for the year.

*Liquidity, financial resources and capital structure*

As at 30 June, 2006, Paladin group had net assets of HK$33.1 million and net current assets of HK$374.7 million. Of the current assets, properties at the Peak Road project held for sale carried a value at cost of HK$948.5 million. Total cash and bank deposits amounted to HK$30.5 million.

Paladin group's total liabilities as at 30 June, 2006 stood at HK$1,294.0 million and comprised (i) secured bank loans of HK$772.0 million, (ii) other loans and amounts owed to directors of subsidiaries of Paladin of HK$313.0 million, and (iii) other payables of HK$209.0 million.

Bank and other loans of Paladin group were secured by leasehold land and buildings, bank deposits, properties held for sale, property sale receivables and receivable from stakeholder's account totalling HK$1,306.4 million. Five Star Investments Limited, the controlling shareholder of Paladin continued to pledge its interest in 267,815,017 Shares to a bank as security for credit loan facilities granted to Paladin group. The issued ordinary shares of Holyrood Limited, a wholly owned subsidiary of Paladin, were also pledged to a bank to secure credit facilities granted to Paladin group.

The gearing ratio of Paladin group calculated as total debts divided by total shareholders' equity was 39:1 as at 30 June, 2006.

*Significant investments, acquisitions and disposals*

No significant investments, material acquisitions or disposals were made during the year ended 30 June, 2006.

*Employees and remuneration policy*

As at 30 June, 2006, Paladin group had a total of 15 employees. They were remunerated according to market conditions.

*Contingent liabilities*

At the end of the 2006 financial year, Paladin group had contingent liabilities of some HK$80 million relating to (i) corporate guarantees given in respect of bank credit facilities granted to an independent third party and (ii) legal proceedings against certain subsidiaries of Paladin. The total amount of claim was HK$68.2 million. A provision of HK$16.0 million was provided in the consolidated financial statements of Paladin group.

*Dividend*

The directors did not recommend the payment of a final dividend for the year ended 30 June, 2006.

*Share option scheme*

Paladin has adopted a share option scheme as an incentive for its directors and eligible employees. No share options were granted under the share option scheme of Paladin since its adoption.

**For the year ended 30th June, 2007**

*Financial results*

Paladin sold one apartment unit for approximately HK$48 million during the year ended 30 June, 2007. Paladin group posted an operating loss before finance costs and tax of some HK$41.6 million and a net loss of some HK$109.1 million.

During the year, Paladin group recorded administrative expenses of some HK$34.6 million, a loss arising from settlement of litigation claim of HK$39.1 million and finance costs of some HK$56.6 million.

*Liquidity, financial resources and capital structure*

As at 30 June, 2007, Paladin group had a net assets deficit of HK$48.7 million and net current assets of some HK$620.4 million. The Peak Road project that was held for sale carried a book value of HK$919.8 million as at 30 June, 2007. Aggregate cash and pledged bank deposits amounted to some HK$33.8 million.

Total liabilities of Paladin group as at 30 June, 2007 were some HK$1,357.7 million and comprised (i) secured bank loans of some HK$$926.4 million, (ii) other loans of HK$160.1 million, (iii) a provision for settlement of litigation claim of HK$55 million, (iv) amount due to a director of subsidiaries of Paladin of some HK$24.1 million, (v) taxation including deferred tax liabilities, other payables and accrued charges of some HK$146.9 million, (vi) Preference Shares of HK$39.7 million and (vii) other liabilities of HK$5.5 million. All of bank borrowings of Paladin group are denominated in Hong Kong dollars.

It is not meaningful to calculate the gearing ratio of Paladin group as Paladin group had a net asset deficit as at 30 June, 2007.

*Significant investments, acquisitions and disposals*

Paladin group had not made any significant investments, acquisitions or disposals during the year ended 30 June, 2007.

*Employees and remuneration policy*

As at 30 June, 2007, Paladin group had a total of 15 employees who were remunerated in line with market conditions.

*Contingent liabilities*

At the end of the 2007 financial year, Paladin provided guarantees of HK$80 million to banks in respect of banking facilities granted to an independent third party.

*Dividend*

The directors did not recommend the payment of a final dividend.

*Share option scheme*

Paladin has adopted a share option scheme as an incentive for its directors and eligible employees. No share options were granted under the share option scheme of Paladin since its adoption. The option scheme was terminated since 22 September 2006 and no new option scheme was adopted during the year ended 30 June 2007.

## 5. (I) UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS

The following is the unaudited pro forma statement of adjusted consolidated net tangible assets of Paladin group which has been prepared to illustrate the effect of the open offer of 396,203,711 convertible redeemable preference shares ("Preference Shares") at the subscription price of HK$0.50 per Preference Share in the proportion of one Preference Share for every two existing Shares and every two existing Preference Shares held (the "Open Offer") on the net liabilities of Paladin group as if the Open Offer had been completed on 30 June, 2007. As it is prepared for illustration purposes only, and because of its nature, it may not give a true picture of the financial position of Paladin group upon completion of the Open Offer.

The unaudited pro forma statement of adjusted consolidated net tangible assets of Paladin group is prepared based on the net liabilities of Paladin group as at 30 June, 2007 as extracted from the published audited consolidated financial statements of Paladin group for the year ended 30 June, 2007 and is adjusted for the effect of the Open Offer.

| Audited consolidated net liabilities as at 30 June, 2007 | Add: Estimated net proceeds from the Open Offer | Less: Estimated liability portion of the Preference Shares net of issue cost | Unaudited pro forma adjusted consolidated net tangible assets of Paladin group after the Open Offer | Unaudited pro forma adjusted consolidated net tangible assets per share after completion of the Open Offer |
|---|---|---|---|---|
| *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$* |
| *(Note 1)* | *(Note 2)* | *(Note 3)* | | *(Note 4)* |
| (48,734) | 193,666 | 75,038 | 69,894 | 0.132 |

*Notes:*

1. The audited consolidated net liabilities of Paladin group as at 30 June, 2007 is extracted from the audited consolidated balance sheet of the Company as at 30 June, 2007 as extracted from the published audited consolidated financial statements of Paladin group for the year ended 30 June, 2007.

2. This reflects the estimated net proceeds of approximately HK$193,666,000 from the Open Offer, representing proceeds of approximately HK$198,102,000 net of estimated expenses of approximately HK$4,436,000 attributable to the Open Offer.

3. This reflects the estimated fair value of the liability portion of the Preference Shares amounting to approximately HK$76,797,000 net of issue cost of approximately HK$1,759,000.

4. The calculation is based on the assumption that 531,143,992 Shares and 261,263,430 existing Preference Shares are in issue before completion of the Open Offer and assuming none of the 261,263,430 existing Preference Shares are converted into Shares.

5. The Preference Shares to be issued are denominated in a currency which is the same as the functional currency of the Company as at 30 June, 2007 and the conversion price is fixed at HK$0.25 per Preference Share.

## (II) ACCOUNTANTS' REPORT ON UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS



### ACCOUNTANTS' REPORT ON UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS

**TO THE DIRECTORS OF PALADIN LIMITED**

We report on the unaudited pro forma statement of adjusted consolidated net tangible assets of Paladin Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group"), which has been prepared by the directors of the Company for illustrative purposes only, to provide information about how the open offer of 396,203,711 convertible redeemable preference shares at the subscription price of HK$0.50 per convertible redeemable preference share in the proportion of one convertible redeemable preference share for every two existing ordinary shares and every two existing convertible redeemable preference shares held might have affected the consolidated net tangible assets of the Group presented, for inclusion in Section 5 (I) of Appendix I of the prospectus dated 7 December, 2007 (the "Prospectus"). The basis of preparation of the unaudited pro forma statement of adjusted consolidated net tangible assets is set out in Section 5 (I) of Appendix I of the Prospectus.

**Respective responsibilities of directors of the Company and reporting accountants**

It is the responsibility solely of the directors of the Company to prepare the unaudited pro forma statement of adjusted consolidated net tangible assets in accordance with paragraph 29 of Chapter 4 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

It is our responsibility to form an opinion, as required by paragraph 29(7) of Chapter 4 of the Listing Rules, on the unaudited pro forma statement of adjusted consolidated net tangible assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma statement of adjusted consolidated net tangible assets beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

**Basis of opinion**

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the unaudited pro forma statement of adjusted consolidated net tangible assets with the directors of the Company. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the unaudited pro forma statement of adjusted consolidated net tangible assets has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the unaudited pro forma statement of adjusted consolidated net tangible assets as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

The unaudited pro forma statement of adjusted consolidated net tangible assets is for illustrative purposes only, based on the judgements and assumptions of the directors of the Company, and because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group as at 30 June, 2007 or any future date.

**Opinion**

In our opinion:

a) the unaudited pro forma statement of adjusted consolidated net tangible assets has been properly compiled by the directors of the Company on the basis stated;

b) such basis is consistent with the accounting policies of the Group; and

c) the adjustments are appropriate for the purposes of the unaudited pro forma statement of adjusted consolidated net tangible assets as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

**Deloitte Touche Tohmatsu**
*Certified Public Accountants*
Hong Kong
7 December, 2007

## 6. STATEMENT OF INDEBTEDNESS

### Borrowings

At the close of business on 30 September, 2007, being the latest practicable date for the purpose of ascertaining the indebtedness of the Group prior to the printing of the Prospectus, the Group had in aggregate outstanding borrowings of approximately HK$1,361.9 million of which approximately HK$1,249.9 million were guaranteed by the Company and secured by a property of the Group located at 45th Floor of Office Tower of Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong (the "Property") and certain properties of the Group at Nos. 8, 10 and 12 Peak Road, Hong Kong (the "Peak Road Project"), and the remaining balance was unguaranteed and unsecured.

The borrowings comprised (i) other loans of approximately HK$48.5 million due to companies in which a director of certain subsidiaries of the Company and/or Messrs. Oung Shih Hua James and Chen Te Kuang Mike, directors of the Company, have controlling interests; (ii) other loans of approximately HK$111.0 million due to an independent third party, namely Fine Chiffon Corporation Limited ("Fine Chiffon") of which the amounts included approximately HK$68.9 million due to Fine Chiffon in connection with an installment loan obtained by Fine Chiffon from a bank and then granted to the Group with the same terms offered by the bank and the remaining balance of the loans approximately HK$42.1 million due to Fine Chiffon was unsecured and non-interest bearing and the Group also granted two options to Fine Chiffon for purchasing (a) part of the Property at a consideration of HK$32.1 million and (b) 20% of the share capital of Banhart Company Limited, which is a wholly-owned subsidiary of the Company and is also the beneficial owner of the Property, at a consideration of HK$10 million in substitution for the repayment of the outstanding loan at the end of the loan period; (iii) other loans of approximately HK$21.4 million due to an independent third party was unsecured and interest bearing at Hong Kong Dollars Prime Rate plus 2% per annum; (iv) bank loans of approximately HK$1,034.7 million; (v) trust receipt loans of approximately HK$143.5 million and (vi) interest payables in respect of the bank borrowings of approximately HK$2.8 million.

### Contingent Liabilities

As at 30 September, 2007, being the latest practicable date for the purpose of ascertaining indebtedness of the Group prior to the printing of the Prospectus, the Group had the following outstanding litigations that the Directors are of the opinion that the estimated contingent liabilities arising from the litigations cannot be reasonably ascertained.

(a) In 2005, Osmar Far East Limited (of which the beneficial owners are independent third parties) and Holyrood Limited, a wholly-owned subsidiary of the Company, referred disputes on the construction work for the Peak Road Project to arbitration. Osmar Far East Limited has claimed against Holyrood Limited for approximately HK$6.1 million in relation to the disputes concerning the non-payment of construction cost for the Peak Road Project. A provision for approximately HK$6.1 million in relation to the construction cost had been provided by Holyrood Limited in previous years. And Holyrood Limited counterclaimed against Osmar Far East Limited for approximately HK$6.1 million in relation to the liquidated damages and rectification cost caused by defective works performed by Osmar Far East Limited. The hearing was completed on 5 October, 2007 and the closing and reply submissions had been completed on 16 November, 2007. The case is now pending for the arbitrator's award.

(b) On 26 July, 2005, Brightland Corporation Limited (of which the beneficial owners are all independent third parties) issued a writ against Banhart Company Limited, a wholly-owned subsidiary of the Company, claiming various declarations, damages and other relief in relation to a sale and purchase of the Group's property situated at Unit C on the 45th Floor, Office Tower, Convention Plaza, No. 1 Harbour Road, Hong Kong. An order relating to the consolidation, and subsequent directions, of this action with the action mentioned in paragraph (c) was made by the court on 9 June, 2006. This action was consolidated with the action mentioned in paragraph (c) below on 9 June, 2006.

(c) On 27 February, 2006, Crowning Success Limited (of which the beneficial owners are all independent third parties), a sub-purchaser of the Group's property situated at Unit C on the 45th Floor, Office Tower, Convention Plaza, No. 1 Harbour Road, Hong Kong, issued a summons against Banhart Company Limited for the purpose of joining Banhart Company Limited as the second defendant in its action against Brightland Corporation Limited. On 13 April, 2006, the court ordered that Banhart Company Limited be joined as the second defendant in the action. The amended writ and the amended statement of claim were filed and served on 27 April, 2006. An order relating to the consolidation, and subsequent directions, of this action with the action mentioned in paragraph (b) above was made by the court on 9 June, 2006. Crowning Success Limited recently amended its statement of claim and amendment of pleadings and further discovery are underway.

(d) In 2005, P&T Architects Engineers Limited ("P&T") and Holyrood Limited ("Holyrood") referred disputes in relation to architect fees for the Peak Road project to arbitration. P&T Architects Engineers Limited has claimed against Holyrood Limited for approximately HK$1 million in relation to disputed architect fees for the project and Holyrood Limited counterclaimed against P&T Architects Engineers Limited for approximately HK$28 million in relation to alleged breach of professional duty of care. The hearing was completed and following interim award was made on 17 July, 2007:

(1) Holyrood shall pay P&T:

(a) a sum of HK$860,337.30 being the arrears of professional fee and reimbursement of printing cost and out of pocket expenses; and

(b) interest on the sum of HK$860,337.30. The interest shall be calculated on simple interest basis at the rate of prime rate + 1% and run from 22 April 2005;

(2) Holyrood's counterclaim is dismissed; and

(3) as to costs:

(a) cost in respect of the following claims brought by Holyrood shall be to P&T to be taxed on a party and party basis if not agreed:

(i) P&T's breach of duty of care by failing to detect and advise Holyrood prior to 1 March, 2005 that lease modification in respect of the soil nail work and submission of an as-built record plan for such work to District Lands Officer remained outstanding;

(ii) P&T's breach of duty by failing to duly issue the certificate of practical completion and defect list in respect of Woon Lee Construction Company Limited's work;

(iii) P&T's breach of duty by failing to duly issue payment certificate to Marriot Design Limited and MEC;

(iv) P&T's breach of duty by failing to supervise Jet Sure Engineering Limited's work and over-certified Jet Sure Engineering Limited's work;

(v) P&T's breach of duty by delaying in handing over the record drawings made by Jet Sure Engineering Limited; and

(vi) P&T's breach of duty by failing to co-ordinate Osmar's works and wrongfully lead to termination of Osmar's contract; and

(b) cost in respect of P&T's breach of duty of care by failing to advise Holyrood that there were further gross floor area ("GFA") to be gained from what had been submitted to the Building Department (in particular the GFA calculation plan), which could have been utilised in the development is reserved.

The parties had completed their submissions on 17 October, 2007 and the issue is pending for the arbitrator's determination.

(e) On 30 November, 2005, Holyrood Limited filed an indorsement against P&T Architects Engineers Limited (of which the beneficial owners are all independent third parties) in relation to P&T Architects Engineers Limited's professional negligence as a structural engineer on a construction work for the Peak Road project. The litigation is ongoing.

(f) On 17 May, 2006, Chinese Regency Limited (of which the beneficial owners are independent third parties) issued a writ of summons against Holyrood Limited, claiming damages for breach of an agreement for sale and purchase of Flat B on the 5th Floor of Block A1 and the car parking space No. 5 of the Peak Road Project. The pleading stage is completed and the litigation is still ongoing.

(g) An action was commenced on 18 January, 2007 by Vic-Form Co., Limited (of which the beneficial owners are independent third parties) against Holyrood Limited, for a claim for outstanding contract sum in the amount of HK$251,500 for the delivery of goods and services rendered by Vic-Form Co., Limited to Holyrood Limited in respect of the residential development of the Peak Road Project. A defense and counterclaim has been filed by Holyrood Limited on 27 March, 2007. The matter is ongoing and is at discovery stage.

(h) On 1 June, 2007, Gateway International Development Limited (of which the beneficial owners are independent third parties) issued a writ of summons against Holyrood Limited, claiming, among others, damages for breach of an agreement for sale and purchase of Flat A on the 6th Floor of Block A2 and the car parking space No. 51 of the Peak Road Project and breach of the Deed of Mutual Covenant. The pleading stage is underway. As the amount of damages and claims are to be assessed, no such details are available.

(i) On 1 June, 2007, Sun Crown Trading Limited (of which the beneficial owners are independent third parties) issued a writ of summons against Holyrood Limited, claiming, among others, damages for breach of an agreement for sale and purchase of Flat B on the 6th Floor of Block A2 and the car parking spaces Nos. 47 and 48 of the Peak Road Project and breach of the Deed of Mutual Covenant. The pleading stage is underway. As the amount of damages and claims are to be assessed, no such details are available.

(j) On 1 June, 2007, Trillion Holdings Limited (of which the beneficial owners are independent third parties) issued a writ of summons against Holyrood Limited, claiming, among others, damages for breach of an agreement for sale and purchase of Flat B on the 8th Floor of Block A2 and the car parking spaces Nos. 41 and 42 of the Peak Road Project and breach of the Deed of Mutual Covenant. The pleading stage is underway. As the amount of damages and claims are to be assessed, no such details are available.

**Mortgages and Charges**

As at 30 September, 2007, certain assets of the Group including the Property, certain properties of the Peak Road Project and bank deposits of HK$29.3 million were pledged to certain banks to secure borrowing facilities granted to Paladin group.

**Debt Securities**

As at 30 September, 2007, the Group had outstanding convertible redeemable preference shares amounting to HK$64.9 million.

**Disclaimer**

Save as aforesaid or as otherwise disclosed herein, and apart from intra-group liabilities, the Group did not have at the close of business on 30 September, 2007 any loan capital issued and outstanding or agreed to be issued, all other borrowings or indebtedness in the nature of guaranteed, unguaranteed, secured and unsecured borrowings of the Group including bank overdrafts, loans or other similar indebtedness, liabilities under acceptances (other than normal trade bills) or acceptable credits, debentures, mortgages, charges, finance leases, hire purchase commitments, guarantees or other material contingent liabilities.

## 7. WORKING CAPITAL

The directors of the Company are of the opinion that taking into account the estimated net proceeds from the open offer, the internal resources and existing credit facilities of HK$1,254 million made available to the Group and the committed financial support from Ms. Lilian Oung and on the basis that the Group will spend not more than HK$130 million in respect of development and establishment of the high technology manufacturing facility in Wuhan East Lake High-Technology Development Zone, Wuhan, the PRC in the forthcoming twelve months, the Group has sufficient working capital for its present requirements for the next twelve months from the date of this prospectus.

## 8. SHARE CAPITAL

As at the Latest Practicable Date, the total authorised share capital of the Company was HK$500,000,000, divided into 50,000,000,000 Shares of HK$0.01 each, of which HK$5,326,439 divided into 532,643,992 Shares had been issued and fully paid up and 270,000,000 Preference Shares of HK$0.01 each, of which HK$2,597,634 divided into 259,763,430 Preference Shares had been issued and fully paid up.

## 9. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date as save as disclosed herein, the directors were not aware of any material adverse change in the financial or trading position of the Group since 30 June, 2007, being the date to which the latest audited financial statements of the Group were made up.

## 10. FINANCIAL AND TRADING PROSPECTS OF THE GROUP

For the current financial year, the Group intends to continue to market and, subject to market conditions, sell the remaining unsold apartment units of its Peak Road project. The directors believe that the anticipated strong domestic economic growth will continue to fuel increasing demand for luxury residential properties in Hong Kong, and this is expected to improve significantly Paladin's sales of properties in the near term.

As the products to be manufactured by Sensors Integration Technology will not be ready for sale to customers until early 2008 and various new fibre optic products will be introduced in stages in the next few years, the directors consider that the fibre optic technology investment will contribute to the performance of the Group only gradually and in the longer term. In view of the wide variety of commercial and government applications and advanced stages of the technologies developed by Optolink, the directors consider that the development of a high technology manufacturing capability employing technologies developed by Optolink offers the prospects of substantial returns to the Group.

**RESPONSIBILITY STATEMENT**

This prospectus includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to Paladin. The directors of Paladin collectively and individually accept full responsibility for the accuracy of the information contained in this prospectus and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this prospectus misleading.

**PARTICULARS OF DIRECTORS**

| (i) Name | Address |
|---|---|
| *Executive directors:* | |
| Mr. Law Fong *(Chairman)* | Rm 6, 3/F, Block D, Ching Lai Court<br>264 Lai King Hill Road, N.T. |
| Mr. Chen Te Kuang, Mike | Rm 211, 3/F, 216 Hong Qi Street<br>Dong Bu Ban Jong Qu, Nan Kai Qu<br>Tianjin, China |
| *Non-executive director:* | |
| Mr. Oung Shih Hua, James | 9/F, Section 2<br>No. 42, Chung Shan Road N.<br>Taipei, Taiwan |
| *Independent non-executive directors:* | |
| Mr. Zhu Pei Qing | Rm 301, 6 Unit, No. 2 House<br>Xi Yi Jia Yuan, Xi Shi Jie<br>Chong Men Wat, Beijing, China |
| Mr. Lu Ti Fen | No. 1 Lane 11, Yishou 2nd Street<br>Tao Yuan City 330, Taiwan |
| Mr. Kwok Wai Chi | Rm 3518, Man Yue House<br>Tsz Man Estate, Tsz Wan Shan<br>Kln., Hong Kong |

**(ii) Biographical details of directors**

*Executive directors*

Mr. Law Fong, aged 82, joined Paladin group in 1994. He has over 21 years of experience in the textile industry and 8 years of experience in property development. He retired from his textile and property development businesses in 1985. He is currently a resident of Hong Kong.

Mr. Chen Te Kuang, Mike, aged 29, joined Paladin group in 2004. He has more than 4 years' management and production experience in the electronics industry. Mr. Chen is the cousin of Mr. Oung Shih Hua, James, a non-executive director of Paladin.

*Non-executive director*

Mr. Oung Shih Hua, James, aged 32, joined Paladin group in 1995. He holds a Bachelor's degree in Science from New York University. He is engaged in the textile trading and electronics businesses. He is currently a president of a private electronics company. Mr. Oung is the cousin of Mr. Chen Te Kuang, Mike, an executive director of Paladin.

*Independent non-executive directors*

Mr. Zhu Pei Qing, aged 72, joined Paladin group in 2000. He previously worked for the Ministry of Foreign Affairs of the People's Republic of China, and was the ambassador to Lebanon for the People's Republic of China before his retirement.

Ms. Lu Ti Fen, aged 46, joined Paladin group in 2003. She graduated from Mining Chuan University in Taiwan with a Bachelor's degree in management and has over 17 years of experience in manufacturing, accounting and financial management.

Mr. Kwok Wai Chi, aged 30, joined Paladin group in 2004. He holds a Bachelor's degree in Business Administration from the Hong Kong University of Science and Technology and is an associate member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is currently a principal of a wealth management and financial planning company.

None of the directors has any directorship with any other publicly listed companies in the past three years.

## DISCLOSURE OF INTERESTS BY DIRECTORS

As at the Latest Practicable Date, the interests or short positions of each director and chief executive of Paladin in the Shares, Preference Shares, debentures or underlying shares in Paladin or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to Paladin and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, to be entered in the register maintained by Paladin referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, to be notified to Paladin and the Stock Exchange, were as follows:

| | Number of Shares held | | Number of Preference Shares | |
|---|---|---|---|---|
| Name of Director | Personal interests | Corporate interests | Personal interests | Corporate interests |
| Oung Shih Hua, James | 5,000,000 | – | 2,500,000 | – |
| Chen Te Kuang, Mike | 5,000,000 | 21,035,000* | 2,500,000 | 9,099,014* |

* *21,035,000 Shares and 9,099,014 Preference Shares were held by Goldenfield Equities Limited in which Mr. Chen Te Kuang, Mike has beneficial interest.*

Save as disclosed in this prospectus, as at the Latest Practicable Date, none of the directors and chief executive of Paladin or their respective associates (within the meaning of the Listing Rules) had any interests and short positions in the Shares, Preference Shares, debentures or underlying shares of Paladin or any of its associated corporations (within the meaning of Part XV of the SFO), which were required to be notified to Paladin and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short positions which he or she was taken or deem to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the registered maintained by Paladin referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules to be notified to Paladin and the Stock Exchange.

## DISCLOSURE OF INTERESTS BY SUBSTANTIAL SHAREHOLDERS

So far as is known to any director or chief executive of Paladin, as at the Latest Practicable Date, persons (other than a director or chief executive of Paladin) who had an interest or a short position in the Shares, Preference Shares, debentures or underlying shares of Paladin which would fall to be disclosed to Paladin under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of Paladin were as follows:

| Name of shareholder | Number of Shares | % | Number of Preference Shares | % |
|---|---|---|---|---|
| Five Star Investments Limited *(Note 1)* | 267,815,017 | 50.28 | 133,907,508 | 51.55 |
| Andrew Oung | – | – | 50,000,000 | 19.25 |

*Note:*

1. Five Star Investments Limited is owned as to 67% by Madam Oung Chin Liang Fung and 33% by Ms. Lilian Oung, who are both members of the Oung family. Neither Madam Oung Chin Liang Fung nor Ms. Lilian Oung is a director. None of the directors is an employee or a director of Five Star Investments Limited.

Save as disclosed, the directors and chief executive of Paladin were not aware of any other person who, as at the Latest Practicable Date, had an interest or short position in the Shares, Preference Shares, debentures or underlying shares of Paladin which would fall to be disclosed to Paladin under the provisions of Divisions 2 and 3 of Part XV of the SFO, who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of Paladin or had any options in respect of such shares.

## COMPETING INTERESTS

As at the Latest Practicable Date, none of the directors and their respective associates (within the meaning of the Listing Rules) had any interest in a business which competes or may compete with the business of Paladin group. Optolink will principally be engaged in the manufacture of base components for supplying Sensors Integration Technology. Optolink will not be engaged in business activities that will compete with Paladin group.

## DIRECTORS' INTERESTS IN ASSETS

As at the Latest Practicable Date, none of the directors had any direct or indirect interest in any asset which had been acquired, or disposed of by, or leased to any member of Paladin group, or was proposed to be acquired, or disposed of by, or leased to any member of Paladin group since 30 June, 2007, the date to which the latest published audited financial statements of Paladin group were made up.

## DIRECTORS' INTERESTS IN CONTRACTS

As at the Latest Practicable Date, none of the directors was materially interested, directly or indirectly, in any contract or arrangement entered into by any member of Paladin group subsisting at the Latest Practicable Date which was significant in relation to the business of Paladin group.

## DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the directors had entered into, or was proposing to enter into any service contract with Paladin or any of its subsidiary which does not expire or is not determinable by the employing company within one year without payment of compensation other than statutory compensation.

## LITIGATION

Save as disclosed below, as at the Latest Practicable Date, neither Paladin nor any of its subsidiaries was engaged in any litigation or arbitration or claim of material importance and, so far as the directors were aware, no litigation or claims of material importance are pending or threatened by or against any member of Paladin group.

(a) On 26 July, 2005, Brightland Corporation Limited (of which the beneficial owners are all independent third parties) issued a writ against Banhart Company Limited, a wholly owned subsidiary of Paladin claiming various declarations, damages and other relief in relation to a sale and purchase of Unit C on the 45th Floor, Office Tower, Convention Plaza, No. 1 Harbour Road, Hong Kong. An order relating to the consolidation, and subsequent directions, of this action with the action mentioned in paragraph (b) below was made by the Court on 9 June, 2006. This action was consolidated with the action mentioned in paragraph (b) below on 9 June, 2006.

(b) On 27 February, 2006, Crowning Success Limited (of which the beneficial owners are all independent third parties), a sub-purchaser of the above property, issued a summons against Banhart Company Limited for the purpose of joining Banhart Company Limited as the second defendant in its action against Brightland Corporation Limited. On 13 April, 2006, the Court ordered that Banhart Company Limited be joined as the second defendant in the action. The amended writ and the amended statement of claim were filed and served on 27 April, 2006. An order relating to the consolidation, and subsequent directions, of this action with the action mentioned in paragraph (a) above was made by the Court on 9 June, 2006. Crowning Success Limited recently amended its statement of claim, and amendment of pleadings and further discovery are underway.

(c) In 2005, Osmar Far East Limited (of which the beneficial owners are independent third parties) and Holyrood Limited referred disputes on the construction work for the Peak Road project to arbitration. Osmar Far East Limited has claimed against Holyrood Limited for approximately HK$6.1 million in relation to the disputes concerning the non-payment of construction cost for the project and Holyrood Limited counterclaimed against Osmar Far East Limited for approximately HK$6.1 million in relation to the liquidated damages and rectification cost caused by defective works performed by Osmar Far East Limited. The hearing was completed on 5 October 2007 and the closing and reply submissions had been completed on 16 November 2007. The case is now pending for the arbitrator's award.

(d) In 2005, P&T Architects Engineers Limited ("P&T") and Holyrood Limited ("Holyrood") referred disputes in relation to architect fees for the Peak Road project to arbitration. P&T Architects Engineers Limited has claimed against Holyrood Limited for approximately HK$1 million in relation to disputed architect fees for the project and Holyrood Limited counterclaimed against P&T Architects Engineers Limited for approximately HK$28 million in relation to alleged breach of professional duty of care. The hearing was completed and following interim award was made on 17 July 2007:

(1) Holyrood shall pay P&T:

(a) a sum of HK$860,337.30 being the arrears of professional fee and reimbursement of printing cost and out of pocket expenses; and

(b) interest on the sum of HK$860,337.30. The interest shall be calculated on simple interest basis at the rate of prime rate +1% and run from 22 April 2005;

(2) Holyrood's counterclaim is dismissed; and

(3) as to costs:

(a) cost in respect of the following claims brought by Holyrood shall be to P&T to be taxed on a party and party basis if not agreed:

(i) P&T's breach of duty of care by failing to detect and advise Holyrood prior to 1 March 2005 that lease modification in respect of the soil nail work and submission of an as-built record plan for such work to District Lands Officer remained outstanding;

(ii) P&T's breach of duty by failing to duly issue the certificate of practical completion and defect list in respect of Woon Lee Construction Company Limited's work;

(iii) P&T's breach of duty by failing to duly issue payment certificate to Marriot Design Limited and MEC;

(iv) P&T's breach of duty by failing to supervise Jet Sure Engineering Limited's work and over-certified Jet Sure Engineering Limited's work;

(v) P&T's breach of duty by delaying in handing over the record drawings made by Jet Sure Engineering Limited; and

(vi) P&T's breach of duty by failing to co-ordinate Osmar's works and wrongfully lead to termination of Osmar's contract; and

(b) cost in respect of P&T's breach of duty of care by failing to advise Holyrood that there were further gross floor area ("GFA") to be gained from what had been submitted to the Building Department (in particular the GFA calculation plan), which could have been utilised in the development is reserved.

The parties had completed their submissions on 17 October 2007 and the issue is pending for the arbitrator's determination.

(e) On 30 November, 2005, Holyrood Limited filed an indorsement against P&T Architects Engineers Limited (of which the beneficial owners are all independent third parties) in relation to P&T Architects Engineers Limited's professional negligence as a structural engineer on a construction work for the Peak Road project. The litigation is ongoing.

(f) On 17 May, 2006, Chinese Regency Limited issued a writ of summons against Holyrood Limited, claiming damages for breach of an agreement for sale and purchase of Flat B on the 5th Floor of Block A1 and Car Parking Space No. 5, 8-12 Peak Road, Hong Kong. The pleading stage is completed and the litigation is still ongoing.

(g) An action was commenced on 18 January, 2007 by Vic-Form Co Limited ("Vic-Form") against the Company's subsidiary, Holyrood Limited ("Holyrood"), for a claim for outstanding contract sum in the amount of HK$251,500 for the delivery of goods and services rendered by Vic-Form to Holyrood in respect of certain property developments. A defence and counterclaim has been filed by Holyrood on 27 March, 2007. The matter is ongoing and is at discovery stage as at the Latest Practicable Date.

(h) On 1 June, 2007, Gateway International Development Limited issued a writ of summons against Holyrood Limited, claiming, among others, damages for breach of an agreement for sale and purchase of Flat A on the 6th Floor of Block A2 and the Car Parking Space No. 51, 8-12 Peak Road, Hong Kong and breach of the Deed of Mutual Covenant of 8-12 Peak Road, Hong Kong. The pleading stage is underway. As the amount of damages and claims are to be assessed, no such details are available.

(i) On 1 June, 2007, Sun Crown Trading Limited issued a writ of summons against Holyrood Limited, claiming, among others, damages for breach of an agreement for sale and purchase of Flat B on the 6th Floor of Block A2 and the Car Parking Spaces Nos. 47 and 48, 8-12 Peak Road, Hong Kong and breach of the Deed of Mutual Covenant of 8-12 Peak Road, Hong Kong. The pleading stage is underway. As the amount of damages and claims are to be assessed, no such details are available.

(j) On 1 June, 2007, Trillion Holdings Limited issued a writ of summons against Holyrood Limited, claiming, among others, damages for breach of an agreement for sale and purchase of Flat B on the 8th Floor of Block A2 and the Car Parking Spaces Nos. 41 and 42, 8-12 Peak Road, Hong Kong and breach of the Deed of Mutual Covenant of 8-12 Peak Road, Hong Kong. The pleading stage is underway. As the amount of damages and claims are to be assessed, no such details are available.

## MATERIAL CONTRACTS

On 6 June, 2006, Paladin and Goldenfield Equities Limited entered into an underwriting agreement under which Goldenfield Equities Limited acted as the underwriter of 114,710,798 Preference Shares to be issued under an open offer. Goldenfield Equities Limited charged a commission of 2.0% of the amount underwritten. Other than the underwriting agreement dated 6 June, 2006 referred to in a prospectus dated 20 July, 2006 issued by Paladin and the underwriting agreement dated 4 September, 2007 referred to in the "Letter from the Board" in this prospectus, neither Paladin nor any members of Paladin group has entered into any material contracts (not being entered into in the ordinary course of business) within two years preceding the Latest Practicable Date.

## EXPERTS AND CONSENTS

The following is the qualification of the expert who has been named in this prospectus or has given opinion or advice which are contained in this prospectus:

| Name | Qualification |
|---|---|
| Deloitte Touche Tohmatsu | Certified Public Accountants |

Deloitte Touche Tohmatsu has given and has not withdrawn its written consents to the issue of this prospectus with the inclusion herein of its letters or references to its name in the form and context in which they appear.

As at the Latest Practicable Date, Deloitte Touche Tohmatsu did not have any shareholding in any member of Paladin group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of Paladin group.

As at the Latest Practicable Date, Deloitte Touche Tohmatsu did not have any direct or indirect interests in any assets which have been, since 30 June, 2007 (being the date to which the latest published audited accounts of Paladin group were made up), acquired or disposed of by or leased to any member of Paladin group, or which are proposed to be acquired or disposed of by or leased to any member of Paladin group.

## EXPENSES

The expenses in connection with the open offer, including underwriting commission, printing, registration, translation, legal, professional and accounting charges are estimated to amount to approximately HK$4 million and will be paid by Paladin.

## DOCUMENTS REGISTERED BY THE REGISTRAR OF COMPANIES IN HONG KONG AND FILED WITH THE REGISTRAR OF COMPANIES IN BERMUDA

A copy of each of this prospectus and the application forms and the excess application forms has been registered with the Registrar of Companies in Hong Kong pursuant to Section 342C of the Companies Ordinance. A copy of this prospectus has been or will, as soon as reasonably practicable, be filed with the Registrar of Companies in Bermuda pursuant to the Companies Act. A copy of this prospectus will within 7 days after the date of this prospectus be deposited with the Securities Commission in Malaysia pursuant to the Securities Commission Act 1993 of Malaysia.

## MISCELLANEOUS

(a) The company secretary and qualified accountant of the Company is Mr. Chan Chi Ho, who is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

(b) The share registrar and transfer office of the Company in Hong Kong is Computershare Hong Kong Investor Services Limited at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(c) The English text of this prospectus shall prevail over the Chinese text.

## DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the principal place of business of Paladin, at 45th Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong during normal business hours on any business day up to and including 21 December, 2007:

(a) the memorandum of association and bye-laws of Paladin;

(b) the underwriting agreement dated 6 June, 2006 and 4 September, 2007, as supplemented by a first supplemental agreement dated 22 September, 2007, a second supplemental agreement dated 25 October, 2007 and a third supplemental agreement dated 3 December, 2007;

(c) the annual reports of Paladin group for each of the two financial years ended 30 June, 2006 and 2007;

(d) unaudited pro forma statement of adjusted consolidated net tangible assets referred to in appendix I of this prospectus;

(e) accountants' report on unaudited pro forma statement of adjusted consolidated net tangible assets referred to in appendix I of this prospectus;

(f) the written consents referred to under the section headed "Experts and Consents" in this appendix; and

(g) a copy each of the circulars dated 8 May, 2006, 20 July, 2006, 8 June, 2007 and 14 September 2007 issued by Paladin.



END